AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 16, 2004

04026864

REGISTRATION NO.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

APR 19 2004
24-10089

FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Midwest Sports Collectibles, Inc.
(Exact name of registrant as specified in charter)

Illinois
(State or Jurisdiction of
Incorporation or organization)

1085 Cambridge Drive
Buffalo Grove, Illinois 60089
(847) 508-6505

(Address and telephone number of principal executive offices
and principal place of business)

John T. Quinlan
Chief Executive Officer
1085 Cambridge Drive
Buffalo Grove, Illinois 60089
(847) 508-6505

(Name, address and telephone number of agent for service)

PROCESSED
APR 26 2004
THOMSON
FINANCIAL

COPY TO:
David J. Wagner, Esq.
David Wagner & Associates, P.C.
Penthouse Suite 8400 East Prentice Avenue
Greenwood Village, Colorado 80111
(303) 793-0304

7389
(Primary Standard Industrial
Classification Code Number)

61-1458347
(I.R.S. Employer
Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Amount to be Registered	Maximum Offering Price Per Security	Amount of Aggregate Offering Price	Registration Fee(1)
Common Stock, $0.0001 par value	1,000,000	$0.25	$250,000	$100
TOTAL				$100

(1) Minimum fee. Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended(the "Act").

Page 1 of 63 pages

PART I
NOTIFICATION

Item 1. Significant Parties.

(a) The issuer's directors:

John T. Quinlan
1085 Cambridge Drive (business address)
Buffalo Grove, Illinois 60089

1085 Cambridge Drive (home address)
Buffalo Grove, Illinois 60089

Joseph A. Merkel
1085 Cambridge Drive (business address)
Buffalo Grove, Illinois 60089

2800 Sylvan Rd. (home address)
Chelsea, Michigan 48118

The issuer's officers

John T. Quinlan
1085 Cambridge Drive (business address)
Buffalo Grove, Illinois 60089

1085 Cambridge Drive (home address)
Buffalo Grove, Illinois 60089

Joseph A. Merkel
1085 Cambridge Drive (business address)
Buffalo Grove, Illinois 60089

2800 Sylvan Rd. (home address)
Chelsea, Michigan 48118

(b) The issuer's general partners- Not applicable

(d) Record owners of more than five percent of any class of the issuer's equity securities:

John T. Quinlan
1085 Cambridge Drive (business address)
Buffalo Grove, Illinois 60089

1085 Cambridge Drive (home address)
Buffalo Grove, Illinois 60089

(e) Beneficial owners of more than five percent of any class of the issuer's equity securities:

John T. Quinlan
1085 Cambridge Drive (business address)
Buffalo Grove, Illinois 60089

1085 Cambridge Drive (home address)
Buffalo Grove, Illinois 60089

(f) Promoters of the issuer:

John T. Quinlan
1085 Cambridge Drive (business address)
Buffalo Grove, Illinois 60089

1085 Cambridge Drive (home address)
Buffalo Grove, Illinois 60089

(g) Affiliates of the issuer:

John T. Quinlan
1085 Cambridge Drive (business address)
Buffalo Grove, Illinois 60089

1085 Cambridge Drive (home address)
Buffalo Grove, Illinois 60089

Joseph A. Merkel
1085 Cambridge Drive (business address)
Buffalo Grove, Illinois 60089

2800 Sylvan Dr.(home address)
Chelsea, Michigan 48118

(h) Counsel to the issuer with respect to the proposed offering:
David Wagner & Associates, P.C.
Penthouse Suite 8400 East Prentice Avenue
Greenwood Village, Colorado 80111

(i)thru (m)- Note applicable

Item 2. Application of Rule 262.

None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

Item 3. Affiliate Sales.

It is anticipated that the issuer may make sales of shares to officers, directors and present shareholders of the issuer and persons associated with them, and that such persons may purchase up to 20% of the shares offered hereby. Such purchases, if any, must be made in a manner not inconsistent with a public offering of the issuer's shares. Such purchases will be for investment purposes. To the extent these persons purchase shares in the offering, the number of shares required to be purchased by the general public such that the amount for closing is reached will be reduced by a similar amount. These purchases may be used to reach the amount for closing in the event such amount is not reached as a result of purchases by the general public. Consequently, this offering could close with a greater percentage of securities being held by present shareholders than is depicted by the foregoing table. Such purchases, if made, will be for investment purposes only. Otherwise, none of the proposed offering involves the resale of securities by affiliates of the issuer.

Item 4. Jurisdiction in Which Securities are to be Offered.

(a) Not applicable

(b) The issuer plans to sell securities in Illinois and Colorado.

Item 5. Unregistered Securities Issued or Sold Within One Year.

(a)

(1) The name of the issuer is Midwest Sports Collectibles, Inc..

(2) The title and amount of securities issued: common shares; 8,100,000 shares

(3) The aggregate offering price or other consideration for which they were issued
was $46,500. The basis for computation was the cash or past services which were given for securities.

(4) The names and identities of the persons to whom the securities were issued:
John Quinlan, Kent R.E. Whitney, and Joseph A. Merkel

(b) No unregistered securities of the issuer or any of its predecessors or affiliated issuers were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer.

(c) In all of the transactions shown above, the issuance, delivery and sale of our common stock was made pursuant to the private offering exemption within the meaning of Section 4(2); and the issuer has issued stop transfer orders concerning the transfer of certificates representing all the common stock issued and outstanding as reported in this section. We relied upon an exemption pursuant to Section 4(2) of the Securities Act of 1933, as amended, in that we made a limited number of sales to investors whose relationship to us, sophistication, and access to all relevant information about our company made them candidates for a private offering exemption.

Item 6. Other Present or Proposed Offerings.

Neither the issuer or any of its affiliates are currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

Item 7. Marketing Arrangements.

(a) There are no arrangements known to the issuer or any person named in response to Item 1 above or to any selling security holder (there are none) in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) There is no underwriter in this offering.

Item 8. Relationship with Issuer of Experts Named in Offering Statement.

No expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or thereafter, had any material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

Item 9. Use of a Solicitation of Interest Document.

No written document or broadcast script authorized by Rule 254 was used prior to the filing of this notification.

PART II
OFFERING CIRCULAR

The information in this offering circular is not complete and may be changed. We may not sell these securities until the offering statement filed with the Securities and Exchange Commission is effective.

OFFERING CIRCULAR

Subject to Completion

MIDWEST SPORTS COLLECTIBLES INC.

1,000,000 Common Shares

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK AND SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT AFFORD THE LOSS OF HIS ENTIRE INVESTMENT.

This is a public offering of our common stock. References in this document to "us," "we," or "the Company" refer to Midwest Sports Collectibles, Inc. Prior to this offering, there has been no public market for any of our securities, and there is no assurance that any will develop, or that if a market should develop that it will continue.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION. HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price to Public	Broker-Dealer Commissions (1) (2)	Proceeds to Company (1) (2) (3)
Per Share	$ 0.25	$0	$ 0.25
Total Minimum (200,000 Shares)	$ 50,000.00	$0	$ 50,000.00
Total Maximum (1,000,000 Shares)	$250,000.00	$0	$250,000.00

(See Notes on Following Page)

Midwest Sports Collectibles, Inc.
1085 Cambridge Drive
Buffalo Grove, Illinois 60089
(847)508-6505

Date

(1) The Shares are offered by us on a "best efforts" basis through certain of our officers and directors for a period of 120 days from the date of this offering circular (which we may extend an additional 90 days at our discretion). Pending sale of the 200,000 shares minimum, all proceeds will be held in escrow by the Escrow Agent for this offering. The Escrow Agent is Community Banks of Colorado. Funds will be deposited in such escrow account no later than noon on the business day following receipt. In the event the minimum is not sold within the 120-day offering period or any extension of an additional 90 days at our discretion, this offering will terminate and all funds will be returned promptly to subscribers by the Escrow Agent without any deductions or payment of interest. Subscribers will not be entitled to a return of funds from such escrow during the 120-day offering period or any extension period. See "TERMS OF OFFERING."

(2) We are conducting this offering ourselves and do not plan to use brokers or dealers. We have retained no underwriter and do not plan to use one. If we must retain an underwriter, a broker or a dealer, we will suspend of this offering until such time as our offering statement, including this offering circular, can be amended to reflect such retention and be reviewed by the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and state regulatory authorities.

(3) We have estimated offering expenses of $15,000, which do not include any expenses or commissions for an underwriter, broker or dealer. In the event that we were to pay a commission to an underwriter, broker or dealer, we would expect to pay a ten percent commission on all shares sold, which could increase our expenses by up to $5,000 on the minimum offering and up to $25,000 on the maximum offering.

SUBSCRIBERS PURCHASING THE SHARES SHOULD MAKE THEIR CHECKS PAYABLE TO "MIDWEST SPORTS COLLECTIBLES, INC.-COMMUNITY BANKS OF COLORADO, ESCROW AGENT."

TABLE OF CONTENTS

ITEM	PAGE
Offering Circular Summary	8
Our Company	8
Terms of the Offering	8
Key Facts	8
Use of Proceeds	9
Summary Financial Data	9
Risk Factors	10
Risk Factors Relating Our Proposed Business	10
Risk Factors Relating to This Offering	12
Use of Proceeds	14
Dilution	15
Capitalization	16
Our Business	16
General	16
Plan of Operation	17
Competition	17
Employee	17
Facilities	17
Management	18
Directors and Officers	18
Remuneration	18
Conflicts of Interest	18

ITEM	PAGE
Principal Shareholders	18
Certain Transactions	19
Description of Our Securities	19
Market for Common Equity and Related Shareholder Matters	19
Stock Principal Market or Markets	19
Approximate Number of Shareholders	19
The Securities Enforcement and Penny Stock Reform Act of 1990	19
Blue Sky Compliance	20
Transfer Agent	20
Reports to Shareholders	20
Dividends	20
Terms of the Offering	20
Method Of Subscribing	20
Pricing the Offering	20
Expiration Date	21
Right to Reject	21
Legal Opinions	21
Experts	21
Litigation	21
Additional Information	21
Index to Financial Statements	F-1

THE SHARES ARE OFFERED BY US SUBJECT TO PRIOR SALE, ACCEPTANCE OF AN OFFER TO PURCHASE, WITHDRAWAL OR CANCELLATION, DELIVERY TO AND ACCEPTANCE BY US, APPROVAL OF COUNSEL AND CERTAIN OTHER CONDITIONS. SEE "TERMS OF OFFERING."

OFFERING CIRCULAR SUMMARY

Please read this entire offering circular carefully. This summary may not contain all of the information that is important to or that you should consider before buying the shares in the offering. References in this offering circular to "us," "we," or "the Company" refer to Midwest Sports Collectibles, Inc.

OUR COMPANY

Midwest Sports Collectibles, Inc. is an Illinois development stage corporation organized on October 2, 2003, to engage in the business of buying and selling sports and non-sports collectibles. Items will be purchased from private individuals, through public auctions, and estate sales. Sales will be made through live and internet auctions and to private individuals. Initially, we do not plan to have a physical retail store location. We are in the development stage. Although our management has made some preliminary efforts, we have not yet begun operations. We plan to begin operations with the minimum proceeds of this offering.

Our office, which we sublease at a monthly rent in the amount of $100 from John T. Quinlan, our President, is located at 1085 Cambridge Drive, Buffalo Grove, Illinois 60089. See "BUSINESS -Facilities" and "CERTAIN TRANSACTIONS."

TERMS OF THE OFFERING

We are offering the right to subscribe at $0.25 per share for a minimum of 200,000 shares to a maximum of 1,000,000 shares on a "best efforts" basis through our President, Mr. John T. Quinlan, for a period of 120 days from the date of this offering circular (which we may extend an additional 90 days at our discretion). Pending sale of the 200,000 shares minimum, all proceeds will be held in escrow by the Escrow Agent for this offering. The Escrow Agent is Community Banks of Colorado, 5690 DTC Boulevard, Suite 450, Greenwood Village, Colorado 80111 (720) 529-3300.

As of the date of this offering circular, no broker has been retained by us in connection with our proposed sale of securities. In the event a broker that we retain a broker-dealer, we will file an amendment to our offering statement with the SEC.

KEY FACTS

Type of security offered ....1,000,000 Common Shares, par value $.0001 per share.

	Minimum	Maximum
Common Shares outstanding prior to offering	8,100,000	8,100,000
Common Shares offered	200,000	1,000,000
Common Shares outstanding after offering	8,300,000	9,100,000

Risk Factors...................................... Our proposed business is subject to number of significant risks. See "Risk Factors" on page 10.

Approximate Percentage of Common Shares to be owned by present shareholders after the offering	97.6 %	89%

We may make sales of shares to our officers, directors and present shareholders and persons associated with them. Such persons may purchase up to 20% of the shares in this offering. Such purchases, if any, must be made in a manner not inconsistent with a public offering of our shares and only for investment purposes. To the extent these persons purchase shares in the offering, the number of shares required to be purchased by the general public such that the amount for closing is reached will be reduced by a similar amount. These purchases may be used to reach the amount for closing in the event such amount is not reached as a result of purchases by the general public. Consequently, this offering could close with a greater percentage of securities being held by present shareholders than is depicted by the table above. See "TERMS OF OFFERING".

USE OF PROCEEDS

Depending on whether the minimum (or maximum) offering amount is sold, net proceeds of $35,000 (minimum) are intended to be applied over the next nine to twelve months substantially as follows: Administration expenses $15,000; Inventory $15,000; and the balance of $5,000 for working capital. Net proceeds of $235,000 (maximum) are intended to be applied over the next nine to twelve months substantially as follows: Administration expenses $22,000; Inventory $193,000; and the balance of $20,000 for working capital. See "USE OF PROCEEDS" and "BUSINESS." In the event that we were to pay a commission to an underwriter, broker or dealer, we would expect to pay a ten percent commission on all shares sold, which could increase our expenses by up to $5,000 on the minimum offering and up to $25,000 on the maximum offering and would proportionately reduce the amounts in each Use of Proceeds category.

SUMMARY FINANCIAL DATA

The following table summarizes our financial data. The balance sheet data includes a column entitled "As Adjusted" that reflects the sale of 200,000 shares (minimum) and 1,000,000 shares (maximum), respectively of common shares at an assumed offering price of $0.25 per share, without any provision for broker-dealer commissions, and estimated offering expenses of $15,000. You should refer to the financial statements included elsewhere in this offering circular for a more complete description of our financial condition.

	From inception thru March 31, 2004	Minimum	Maximum
Net Sales	-0-		
Net Loss	($2,308)		
Basic Net Income (Loss) Per Common Share	(0.00)		
Weighted Average Common Shares Outstanding	8,100,000		
Weighted Average Common Shares and dilutive Potential stock Outstanding		8,300,000	9,100,000
Dilutive Net Income (Loss) Per Common Share	(0.00)	(0.00)	(0.00)

	March 31, 2004 BALANCE SHEET DATA	AS ADJUSTED MINIMUM	MAXIMUM
Cash	$7,841	$57,841	$257,841
Total assets	22,290	72,290	272,290
Total liabilities	2,250	2,250	2,250
Total stockholders equity(deficit)	20,040	70,040	270,040

"As Adjusted" data reflects the sale of 200,000 shares (minimum) and 1,000,000 shares (maximum), respectively of common shares at an assumed offering price of $0.25 per share, without any provision for broker-dealer commissions, and estimated offering expenses of $15,000. No dividends have been declared or paid for any of the periods presented.

RISK FACTORS

You should carefully consider the risks and uncertainties described below; and all of the other information included in this offering circular, before you decide whether to purchase shares of our common stock. Any of the following risks could materially adversely affect our business, financial condition or operating results and could negatively impact the value of your investment.

RISK FACTORS RELATING TO OUR PROPOSED BUSINESS

WE ARE RECENTLY INCORPORATED AND HAVE HAD NO OPERATIONS. WE MAY NEVER HAVE OPERATIONS OR BE PROFITABLE.

We were incorporated in the State of Illinois on October 2, 2003. We have had no operations to date. We cannot assure that our planned activities will be successful or result in revenue or profit to us.

OUR ACCOUNTANTS HAVE GIVEN US A GOING CONCERN QUALIFICATION.

We have never had operations. We may never generate sufficient revenues to fund our operations. We may never generate positive cash flow or attain profitability in the future. Our accountants have raised an issue about our ability to exist as a going concern.

OUR CAPITALIZATION IS EXTREMELY LIMITED, AND WE HAVE MINIMAL FUNDS AVAILABLE FOR OPERATIONS.

Even after completion of this offering, our capital will be insufficient to conduct more than very limited operations. We expect to receive from offering net proceeds of from $35,000 to $235,000, which our management believes will be sufficient to implement our initial plan of operation. However, if unforeseen circumstances occur, our capitalization may be such that, even following completion of this offering, our management may be unable to implement our plan of operation.

WE WILL ONLY RECEIVE LIMITED FUNDS IN THIS OFFERING, WHICH MIGHT ADVERSELY IMPACT OUR PROPOSED OPERATIONS.

While we believe that the proceeds of this offering will be sufficient to implement our initial plan of operation, these funds will be limited. As a new operation, the lack of sufficient funding could force us to substantially curtail or cease our operations, which would have a material adverse effect on our business. Based on our potential rate of cash operating expenditures and our current plans, we anticipate our cash requirements for the next twelve months may come primarily from the proceeds of the offering. However, our ability to raise funds in this offering are subject to certain conditions. These conditions include the qualification of a registration statement covering the sale of the shares sold under it. We anticipate that our future cash requirements may be supplemented by revenues, the sale of additional equity securities and/or debt financing. However, there can be no assurance that any future funds required in excess of the proceeds of this offering will be generated from operations or from other potential sources. Further, any such required funds may only be available on unattractive terms and may significantly dilute the value of our existing shares.

OUR ABILITY TO GROW WILL BE AFFECTED BY A NUMBER OF FACTORS WHICH ARE COMMON TO ANY NEW BUSINESS.

Our ability to generate internal earnings growth will be affected by, among other factors, our ability to develop a range of merchandise offered to customers, develop market share in a given market, attract and retain qualified employees, purchase inventory at acceptable prices, control operating costs and overhead. Our inability to generate internal earnings growth could have a material adverse effect on our financial condition and results of operations.

OUR SUCCESS WILL DEPEND UPON OUR ABILITY TO DEVELOP RELATIONSHIPS WITH KEY COLLECTIBLES VENDORS.

Our performance depends, in large part, on our ability to purchase contemporary collectibles merchandise in sufficient quantities at competitive prices. We have no long-term purchase contracts or other contractual assurances of supply, pricing or access to new products. Because customers of collectibles merchandise often collect specific product lines, our inability to obtain collectibles merchandise from a particular vendor could have a material adverse effect on our financial condition and results of operations. Moreover, there can be no assurance that vendors will continue to manufacture desirable collectibles merchandise or that vendors will not discontinue manufacturing product lines that have proved popular. There can be no assurance that we will be able to acquire desired merchandise in sufficient quantities on terms acceptable to us, or that an inability to acquire suitable merchandise, or the loss of one or more key vendors, will not have a material adverse effect on our financial condition and results of operations.

WE MUST COMPETE IN A HIGHLY COMPETITIVE INDUSTRY. WE HAVE NOT ENGAGED IN ANY OPERATIONS AND MAY NEVER BE ABLE TO COMPETE EFFECTIVELY.

The sports collectibles industry is highly fragmented and competitive. In addition to other collectibles retailers, we will compete with mid-to-upscale department stores, gift stores, TV shopping, and collectors clubs . We may even, in certain cases, compete with the owners of the licensed sports products who sell products through their own stores and other marketing channels. All of our competitors are larger and have substantially greater financial, marketing and other resources than us. In addition, although the primary points of competition are service and availability of desired merchandise, there can be no assurance that pricing competition will not develop. Other retailing companies with significantly greater capital and other resources than us may enter or expand their operations in the collectibles industry, which could change the competitive dynamics of the industry. Because retailers of collectibles generally do not own the proprietary rights to the products that they sell, the barriers to entry to these industries are not significant. Therefore, there can be no assurance that additional participants will not enter the market or that we could compete effectively with such entrants. Further, although our management has begun preliminary activities, we have not commenced operations. We are new, have no operating history and, therefore, will have difficulty competing with established companies. There are numerous competitors which are larger, better established, better financed and better known than we are now or can expect to be in the foreseeable future. Even if the maximum number of shares is sold, we will be at a competitive disadvantage to firms that are already established. We cannot expect to be a significant participant in the market for collectibles within the foreseeable future.

OUR BUSINESS HAS A SEASONAL FLUCTUATION IN SALES, WHICH DEVELOPS FLUCTUATING QUARTERLY RESULTS IN OUR OPERATIONS.

The collectibles industry can be subject to seasonal variations in demand. For example, we expect that most of our collectibles operations will see the greatest demand during the winter holiday shopping period. Consequently, we expect to be most profitable during the fourth quarter of our fiscal year. Quarterly results may also be materially affected by the timing of new product introductions, the gain or loss of significant customers or product lines and variations in merchandise mix. We will make decisions about purchases of inventory well in advance of the time at which such products are intended to be sold. Accordingly, our performance in any particular quarter may not be indicative of the results that can be expected for any other quarter or for the entire year. Significant deviations from projected demand for collectibles merchandise could have a material adverse effect on our financial condition and quarterly or annual results of operations.

WE EXPECT TO BE DIRECTLY AFFECTED BY FLUCTUATIONS IN THE GENERAL ECONOMY.

Demand for collectibles merchandise is affected by the general economic conditions in the United States. When economic conditions are favorable and discretionary income increases, purchases of non-essential items like collectibles merchandise and animation art generally increase. When economic conditions are less favorable, sales of collectibles merchandise and animation art are generally lower. In addition, we may experience more competitive pricing pressure during economic downturns. Therefore, any significant economic downturn or any future changes in consumer spending habits could have a material adverse effect on our financial condition and results of operations.

WE EXPECT OUR PRODUCTS TO BE SUBJECT TO CHANGES IN CUSTOMER TASTE.

The markets for our products are subject to changing customer tastes and the need to create and market new products. Demand for collectibles is influenced by the popularity of certain themes, cultural and demographic trends, marketing and advertising expenditures and general economic conditions. Because these factors can change rapidly, customer demand also can shift quickly. Some collectibles appeal to customers for only a limited time. The success of new product introductions depends on various factors, including product selection and quality, sales and marketing efforts, timely production and delivery and consumer acceptance. We may not always be able to respond quickly and effectively to changes in customer taste and demand due to the amount of time and financial resources that may be required to bring new products to market. If we were to materially misjudge the market, certain of our inventory may remain unsold. The inability to respond quickly to market changes could have a material adverse effect on our financial condition and results of operations.

THERE ARE RISKS ASSOCIATED WITH A TELEMARKETING INTERNET STRATEGY.
We have not previously conducted marketing programs according to practices common to the database direct mail, telemarketing and Internet industries, including practices such as the systematic measurement of the response rates generated from its databases or the categorization of entries in the databases by past behavior. The costs for a new information technology system to effect such integration could be substantial, as could the amount of time needed to acquire and implement such a system. The inability to develop the various databases successfully, or in a timely and cost effective manner, could have a material adverse effect on our financial condition and results of operations.

WE MAY BE AFFECTED BY SALES TAX CONSIDERATIONS FROM VARIOUS STATES.
Various states are increasingly seeking to impose sales or use taxes on inter-state mail order sales and are aggressively auditing sales tax returns of mail order businesses. Complex legal issues arise in these areas, relating, among other things, to the required nexus of a business with a particular state, which may permit the state to require a business to collect such taxes. Although we believe that we can adequately provide for sales taxes on mail order sales, there can be no assurance as to the effect of actions taken by state tax authorities on our financial condition or results of operations. In the future, we may be required to collect sales tax on sales made to customers in all of the states in which we conducts our operations. The imposition of sales taxes on mail order sales generally has a negative effect on mail order sales levels. All of the factors cited above may negatively affect our financial condition and results of operations in the future. Any such impact cannot currently be quantified.

OUR MANAGEMENT HAS LIMITED EXPERIENCE IN MANY AREAS OF THE COLLECTIBLES BUSINESS.
Although both of our officers have been engaged in numerous businesses, only Mr. Merkel, our secretary and a director, has prior experience in the collectibles industry, particularly in the auction area. Mr. Quinlan, our president, has several years of prior experience in the baseball card area of the collectibles industry. The extensive experience and expertise of both Mr. Merkel and Mr. Quinlan is in narrow segments of the collectibles industry and there is no guarantee that the company will be able to conduct successful operations.

OUR PROPOSED BUSINESS WILL BE CONCENTRATED IN ONLY ONE SEGMENT.
We plan to be in the business of collectibles business, with a focus in the sports area. Our proposed operations, even if successful, will in all likelihood result in the operation of only one business. Our lack of diversity into a number of areas may subject us to economic fluctuations within our particular business or industry and therefore increase the risks associated with our proposed operations.

OUR MANAGEMENT IS INVOLVED IN OTHER MATTERS AND WILL ONLY DEVOTE A PORTION OF THEIR TIME TO US. HOWEVER, THE LOSS OF ANY OF THEM WOULD ADVERSELY AFFECT US.
Although Mr. Quinlan, the president, plans to devote approximately 80 hours per month to our business, our officers and directors are expected to devote a minor portion of their time to us. All of our officers and directors are engaged in other business pursuits. Only one officer, Mr. Quinlan, has entered into an oral employment agreement with us. The other officer has not entered into any employment agreement with us and is not expected to do so in the foreseeable future. We have not obtained key man life insurance on any of our officers or directors and do not plan to do so at this time. Despite the limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of our business and ours likelihood of continuing operations. See "BUSINESS - Employee", and "MANAGEMENT."

RISK FACTORS RELATING TO THIS OFFERING

WE WILL NEED ADDITIONAL FINANCING.
Although we believe that the funds raised in this offering will be sufficient for our immediate needs, the conduct of our business will probably require additional funds. Our management estimates that such net proceeds will be sufficient to meet our requirements for approximately nine months (minimum) to 12 months (maximum) from the conclusion of this offering. The likelihood of this occurring is increased if we begin generating revenues. However, we expect to need additional capital in the future. We may encounter difficulty in obtaining these funds. Moreover, even if financing were to become available, it is likely that the cost of such funds would be high and possibly prohibitive due to the fact that we are a small start-up company without any record of success. Other obstacles to obtaining additional financing may arise in the future. The absence of such additional financing will have a substantial negative impact on our ability to reach our full growth potential.

WE MAY NEVER DEVELOP A PUBLIC MARKET FOR OUR SECURITIES. FURTHER, IF A MARKET WERE EVER TO DEVELOP, WHICH WE CANNOT GUARANTEE, OUR STOCK PRICE MAY BE VOLATILE, AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT ALL OR AT OR ABOVE THE PUBLIC OFFERING PRICE.

Prior to this offering, there has been no public market for our common stock. A public market for our shares may never develop or be sustained following this offering. This public offering price may vary from the market price of our common stock after the offering. If you purchase shares of common stock, you may not be able to resell those shares at all or at or above the initial public offering price. If a market were ever to develop, which we cannot guarantee, the market price of our common stock may fluctuate significantly in response to numerous factors, some of which are beyond our control, including the following:

actual or anticipated fluctuations in our operating results;

changes in financial estimates by securities analysts or our failure to perform in line with such estimates;

changes in market valuations of other collectibles companies, particularly those that sell products similar to ours;

announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

the loss of one or more key customers; and departures of key personnel.

Of our total outstanding shares following the minimum closing of this offering, 8,100,000 or 95.3%, will be restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

As restrictions on resale end, the market price of our stock could drop significantly if the holders of restricted shares sell them or are perceived by the market as intending to sell them.

We cannot assure that an investor will be able to liquidate his investment without considerable delay, if at all. If a more active market does develop, the price may be highly volatile. The factors which we have discussed in this offering circular may have a significant impact on the market price of the common stock we are offering for sale. It is also possible that the relatively low price of our common stock may keep many brokerage firms from engaging in transactions in our common stock.

THERE IS NO GUARANTEE THAT YOU CAN TRADE YOUR STOCK AFTER THIS OFFERING.

Even if we are successful in selling the shares we are offering, our securities will mostly likely only qualify to be traded in the "pink sheets" maintained by members of the National Association of Securities Dealers, Inc. We have no agreement with any member of the Association to act as a market-maker for our. If we are unsuccessful in obtaining one or more market-makers for our securities, we may never trade. Depending upon the market maker who may agree to trade our securities, the trading level and/or price of our securities could be materially adversely affected. Although management intends to contact several broker-dealers concerning their possible participation as market-makers in our securities following the conclusion of this offering, there is no assurance management will be successful in obtaining a market-maker for our Company's securities.

THE POTENTIAL INVESTORS IN THIS OFFERING WILL SUFFER A SUBSTANTIAL DILUTION IN THEIR STOCK VALUE, WHILE THE PRESENT INVESTORS WILL SEE A SIGNIFICANT GAIN IN THEIR STOCK VALUE.

Our present shareholders, including officers, directors and founders, have acquired their controlling interest in us at an average (weighted) cost per share of approximately $.006, which is substantially less than the public offering price of $.25 per Shares. Present shareholders, assuming the 200,000 share minimum, is sold, will own approximately 95.3% of our issued and outstanding Common Shares for an aggregate cash consideration paid by them of $25,000, while public investors will own approximately 4.7% of our Common Shares at a cost per Shares of $.25, for an aggregate cash consideration of $250,000. As a result, the financial risk of our proposed activities will be borne primarily by the public investors, who, upon completion of this offering, will have contributed the significantly greater portion of our capital.

WE HAVE NO UNDERWRITER FOR OUR OFFERING AND CANNOT GUARANTEE HOW MUCH, IF ANY OF THE OFFERING WILL BE SOLD.

The shares are being offered by us on a 200,000 share minimum, 1,000,000 share maximum "best efforts" basis. We have not retained an underwriter to assist in offering the shares. Our officers and directors plan to sell this offering themselves. They have limited experience in the offer and sale of securities on behalf of an issuer. As a result, these individuals may be unable to sell of the Shares. In the event an underwriter, a broker or a dealer is retained by us, the offering of our shares would be suspended until such time as our offering statement, including this offering circular, is amended to reflect such retention. The offering statement would then require additional review by the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and state regulatory authorities. We would expect to incur significant additional legal and accounting costs if further reviews were required to be undertaken by government authorities.

No entity, including us, has any obligation to purchase any of the shares offered. This "best efforts" offering is on a 200,000 share minimum, 1,000,000 share maximum basis. If a minimum of 200,000 shares is not sold within 120 days from the date of this offering circular (which period may be extended an additional 90 days in our discretion), all funds received from subscribers will be promptly refunded in full without deduction therefrom or interest thereon. Subscribers will not be entitled to any refund of their subscriptions during such 120-day period or any extension thereof. We cannot assure selling all, or any, of the shares offered.

OUR PRESENT SHAREHOLDERS CONTROL US AND WILL CONTINUE TO DO SO AFTER THIS OFFERING. WE HAVE NO CUMULATIVE VOTING OR PRE-EMPTIVE RIGHTS. THEREFORE, THE PUBLIC SHAREHOLDERS WILL HAVE NO CONTROL OVER OUR MANAGEMENT.
Our present shareholders control us and will continue to do so after this offering. If our future operations are successful, the present shareholders will realize substantial benefits from our growth. If our future operations are unsuccessful, the persons who purchase the shares offered will sustain the principal losses of such cash investment.

Since there are no pre-emptive rights in connection with our common stock, the shareholders purchasing in this offering may be further diluted in their percentage ownership of us in the event additional shares are issued by us in the future. Cumulative voting in the election of directors is not allowed. Accordingly, the holders of a majority of the shares of common stock, present in person or by proxy, will be able to elect all of our Board of Directors. If only the minimum amount of shares offered hereby are sold the public shareholders would own less than a majority of all outstanding shares. Even if more than the minimum amount of shares are sold the founding shareholders, would still retain a large percentage of all outstanding shares and would therefore retain control over us.

OUR OFFERING PRICE WAS ARBITRARILY DETERMINED.
The offering price of the shares was established arbitrarily by us. There is no direct relationship between the share offering price and the assets or shareholders' equity, or any other recognized criterion of value.

OUR OFFERING EXPENSES ARE SUBSTANTIAL.
We estimate that we will incur offering expenses of approximately $15,000, exclusive of underwriter, broker, or dealer commissions, if any, in connection with this offering. These substantial expenses will decrease the amount of funds which would otherwise be available for use in our operations.

WE DO NOT EXPECT TO PAY DIVIDENDS ON COMMON STOCK
We have not paid any cash dividends with respect to our common stock, and it is unlikely that we will pay any dividends on our common stock in the foreseeable future. Earnings, if any, that we may realize will be retained in the business for further development and expansion.

USE OF PROCEEDS

The net proceeds to be realized from this offering (after deducting offering expenses payable by us) will be $35,000 if the minimum is sold and $235,000 if the maximum is sold. Our management estimates that such net proceeds will be sufficient to meet our requirements for approximately nine months (minimum) to 12 months (maximum) from the conclusion of this offering. In the event that we were to pay a commission to an underwriter, broker or dealer, we would expect to pay a ten percent commission on all shares sold, which could increase our expenses by up to $5,000 on the minimum offering and up to $25,000 on the maximum offering and would proportionately reduce the amounts in each Use of Proceeds category. Management anticipates the net proceeds will be used substantially as follows and applied in the following order of priority:

Application	Minimum	% of Minimum Offering Proceeds	Maximum	% of Maximum Offering Proceeds
Administrative Expenses:				
Rent	$ 900	2.6%	$ 1,200	.6%
Officers' salaries (1)	3,600	10.3%	4,800	2%
General office expense	5,000	14.3%	5,000	2.1%
Travel	1,000	2.9%	4,000	1.7%
Professional services (legal, accounting, data processing)	4,500	12.8%	7,000	3%
Total Administrative Expenses. .	$ 15,000	42.9%	$22,000	9.4%
Total Inventory	$15,000	42.9%	$193,000	82.1%
Working Capital (5)	$ 5,000	14.2%	20,000	8.5%
Total	$ 35,000	100.0%	$235,000	100.0%

(1) Salary payable to Mr. Quinlan. See "BUSINESS - Employee".

(2) Management intends to use working capital as a reserve for contingencies. The use, amount and timing of working capital reserve for contingencies may vary significantly depending upon numerous factors such as:

- revenues generated from anticipated operations,
- the development of marketing and sales resources,
- administrative and legal expenses, and
- other requirements not now known or estimable.

The figures set forth above are estimates and cannot be precisely calculated. The actual expenditure is likely to vary from that described depending on a number of factors and a number of unforseen contingencies. The actual use will be subject to reallocation only among the categories shown in the Use of Proceeds. The factors and unforeseen contingencies include revenues which we may generate from anticipated operations, the development of marketing and sales resources, administrative and legal expenses, and other requirements not now known or estimable. We will make all efforts to use the proceeds in accordance with the amounts and categories set forth in the Use of Proceeds. Any changes in proposed expenditures will be made at the discretion of our Board of Directors.

Pending utilization, management intends to make temporary investment of the offering proceeds in bank certificates of deposit, interest-bearing savings accounts, prime commercial paper or government obligations. Such investments in interest-bearing assets, if continued for an excessive period of time within the definition of the Investment Company Act of 1940, could subject us to classification as an "investment company" under the Act and to registration and reporting requirements thereunder. In the event we were classified as an investment company, we would expect to incur significant registration and compliance costs.

DILUTION

Our net tangible book value per common share at March 31, 2004, was approximately $0.0016 per share. Net tangible book value per share is our tangible assets less all liabilities divided by the number of common shares outstanding. That per share value will be increased as a result of this offering by approximately $.0044 if only the minimum offering is sold and to $.0254 if the maximum is sold (without adjustment for other changes in net tangible book value subsequent to March 31, 2004), resulting in an immediate substantial dilution to new shareholders of $.244 (97.6 %) to $.223 (89.2 %), respectively. Dilution is the offering price minus net tangible book value per share after the offering. The following table illustrates the per share effect of dilution on purchasers in this offering.

	Minimum	Maximum
Public offering price per Share	$.25	$.25
Net tangible book value at March 31, 2004 (1)	$.0016	$.0016
Increase attributable to purchases by new shareholders	$.0044	$.0254
Pro forma net tangible book value after the offering (2)	$.006	$.027
Dilution to new shareholders (3)	$.244	$.223
Percent of offering price	97.6%	89.2%

(1) A total of $.0016, which results from subtracting our total liabilities and intangible assets from the total assets. We have current liabilities at March 31, 2004 of $2,250 and deferred offering costs of $7,250.

(2) Includes the net tangible book value of $.0016 at March 31, 2004 and net proceeds of this offering of $35,000 (minimum) and $235,000 (maximum).

(3) Assumes no payment of commissions to dealers on sale of any Shares offered hereby.

On conclusion of this offering (if only the minimum is sold), investors in this offering will own 200,000 (approximately 2.4%) of our issued and outstanding Common Shares for which they will have paid $50,000 or $.25 per Share and (if the maximum is sold) they will own 1,000,000 (approximately 11%) of the issued and outstanding Common Shares for which they will have paid $250,000 or $.25 per Share in cash. This compares with 8,100,000 Common Shares held by our existing shareholders, for which they paid an aggregate consideration of only $46,500, or approximately $0.006 per share, and which will constitute from 97.6% to 89% of the issued and outstanding Common Shares following this offering, depending on whether the minimum or maximum amount is sold.

CAPITALIZATION

The following tabulates our capitalization as of March 31, 2004, and as adjusted to give effect to the minimum and maximum sale of the shares offered hereby:

	Amount Outstanding	After Minimum	After Maximum
Shareholders' Equity: (1)			
Common A Shares, no par value; 100,000,000 shares authorized; 8,100,000 shares issued, 200,000 shares (minimum) and 1,000,000 shares (maximum) to be issued, respectively	810	830	910
Additional paid-in capital.	47,190	97,170	297,090
Deficit accumulated during the development stage	(27,960)	(27,960)	(27,960)
Total shareholders' equity	20,040	70,040	270,040

(1) For a description of the terms of the Common A Shares, see "DESCRIPTION OF OUR SECURITIES."

OUR BUSINESS

GENERAL

We were organized under the laws of the State of Illinois on October 2, 2003. We plan to engage primarily in the business of buying and selling sports and non-sports collectibles. Items will be purchased from private individuals, through public auctions, and estate sales. Sales will be made through live and internet auctions and to private individuals. Initially, we do not plan to have a physical retail store location. We are in the development stage. Although our management has made some preliminary efforts, we have not yet begun operations. We plan to begin operations with the minimum proceeds of this offering.

PLAN OF OPERATION

We plan to identify undervalued items that can be purchased at below retail prices and resold for a profit. There is risk inherent in any transaction since the collectibles market can be volatile and collector's tastes can change quickly. Our collectibles merchandise will initially be focused on sports memorabilia. Our goal is to become a significant retailer of sports memorabilia in the United States. Once we have established our presence as a significant retailer of sports memorabilia, we may look at expanding our product line to include other collectibles. We plan to become a significant retailer of sports memorabilia by emphasizing growth through implementing a national operating strategy emphasizes internal revenue growth and profitability.

Key elements of our strategy include:

- Develop, Strengthen and Expand Vendor Relationships. Vendors in the collectibles industry often recognize retailers based on certain volume levels and reputation. We will try to achieve preferred gallery status with key vendors which would entitle us to volume discounts, co-op advertising funds, shipping allowances and other benefits. We will also try to establish exclusive relationships with vendors for certain product lines and items. We have had no discussions with vendors at at this time;

- Develop Database Direct Mail, Telemarketing and Internet Marketing Programs. We plan to develop databases that detail the buying patterns and merchandise preferences of potential customers and enable us to conduct targeted database direct mail, telemarketing and Internet marketing programs.

- Establish Operating Procedures. Initially we intend to focus on developing a centralized system to monitor our operations by auditing sales receipts, accounts payables, payroll, purchases and inventory levels and by implementing centralized cash management operations.

Competition

We have no operating history and, therefore, will have inherent difficulty competing in the crowded collectibles market. Large, well known auction houses and collectibles companies that have been in existence for many years have a extensive, well established client base with whom they have earned credibility and cemented strong long term relationships. We face the challenge of competing against well entrenched competition with limited capital. This becomes even more critical in the collectibles market, where the percentage of profits tends to increase exponentially with the size of the purchase. With the amount of collectibles of dubious origin being sold to unsuspecting buyers, we believer that it will take many years to establish the impeccable reputation necessary to garner the large list of satisfied clients that is essential for any successful collectibles business. We cannot expect to be a significant factor in the collectibles field in the foreseeable future.

Employee

We presently have one employee, our President. The President plans to devote approximately 80 hours per month to our affairs. We have allocated a portion of the proceeds of this offering for payment of salary.

Facilities

Our office, which we sublease at a monthly rent in the amount of $100 from John T. Quinlan, our President, is located at 1085 Cambridge Drive, Buffalo Grove, Illinois 60089. See "CERTAIN TRANSACTIONS" and "USE of PROCEEDS").

MANAGEMENT

DIRECTORS AND OFFICERS

The directors and officers are as follows:

Name	Age	Position
John T. Quinlan	57	President, Treasurer and Director
Joseph A. Merkel	37	Secretary and Director

No family relationship exists between any officer or director.

John T. Quinlan.
Mr. Quinlan has been an officer and director since our inception. He has been a computer programmer with Household, Intl., since February, 1998. Household International is a public, mutli-national financial services corporation. He has a BA degree in Accounting from DePaul University, as well as a BS in computer science from DePaul University.

Joseph A. Merkel
Mr. Merkel has been an officer and director since inception. From 1999 to the present, he has been President of Merkel's Auctioneers and Appraisers in Michigan. From 1997 to 1999, he was President and Head Grader of Sports Guaranty Corporation in New Jersey. In 2000, he developed and trained the staff of SCD Authentics, a sports collectible company in Wisconsin. Mr. Merkel attended Michigan State University from 1985 through 1988.

REMUNERATION

Mr. Quinlan shall receive compensation of $400 per month for part-time services under an oral agreement. Non-management directors receive no salary for their services as such. We have no other retirement, pension, profit sharing or insurance program for the benefit of our directors, officers or other employees, but the Board of Directors may recommend one or more such programs for adoption in the future, although it has no present plans to do so.

CONFLICTS OF INTEREST

We have one part-time employee, our president. He has agreed to allocate a portion of his time to our activities. He anticipates that our business plan can be implemented by their collectively devoting approximately 80 hours per month to our business affairs. Since he will not be working for us on a full-time basis, conflicts of interest may arise with respect to the limited time commitment of this person. He has agreed to use his best judgments to resolve all such conflicts.

PRINCIPAL SHAREHOLDERS

The following table show holdings of our common shares by each person who, at the date of this offering circular, is known by us to own beneficially more than 5% of the common shares. The table includes common shares held by all of our directors and officers individually and as a group. The table gives effect to adjusted shareholdings after sale of the shares offered.

Name and Address	Ownership at Date of This Offering circular	Percent of Class	Percentage After Offering (1) Minimum	Maximum
John T. Quinlan 1085 Cambridge Drive Buffalo Grove, Illinois 60089	8,000,000	98.8%	96.4%	87.9%
Joseph A. Merkel 1085 Cambridge Drive	100,000	1.2%	1.2%	1.1%

Buffalo Grove, Illinois 60089				
All officers and directors as a group(two persons)	8,100,000	100%	97.6%	89%

(1) Does not reflect likelihood that officers, directors and present shareholders and persons associated with them may purchase Shares in this offering. See "TERMS OF OFFERING."

(2) Mr. Quinlan may be deemed a "promoter" of this offering.

CERTAIN TRANSACTIONS

On October 2 2003, we issued 4,000,000 shares of stock to Mr. Quinlan for $20,000 and 100,000 shares of stock to Mr. Merkel for $5,000. In February, 2004, Mr. Quinlan acquired an additional 4,000,000 shares of stock in a private transaction from a former consultant of ours.

We have entered into an oral agreement with Mr. Quinlan to use his office space at a month to month rental rate of $100. Said office is located at 1085 Cambridge Drive, Buffalo Grove, Illinois 60089. We also have an oral employment agreement for compensation at $400 per month. The employment agreement is at will.

DESCRIPTION OF OUR SECURITIES

Our authorized capital consists of 100,000,000 common A shares, no par value per share. Each common share is entitled to one vote at all meetings of shareholders. All common shares are equal to each other with respect to liquidation rights and dividend rights. There are no preemptive rights to purchase any additional common shares. Our Articles of Incorporation prohibit cumulative voting in the election of directors. In the event of liquidation, dissolution or winding up, holders of the common shares will be entitled to receive on a pro rata basis all our assets remaining after satisfaction of all liabilities and all liquidation preferences, if any, granted to holders of the preferred shares.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

PRINCIPAL MARKET OR MARKETS

Our securities have never been listed for trading on any market and are not quoted at the present time. At the present time, we expect that trading will be conducted in the over-the-counter market in the so-called "pink sheets." A shareholder may find it more difficult to dispose of or obtain accurate quotations as to price of our securities. In addition, The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure and documentation related to the market for penny stock and for trades in any stock defined as a penny stock.

APPROXIMATE NUMBER OF HOLDERS OF COMMON A STOCK

As of the date hereof, a total of 8,100,000 of our common A shares were outstanding and the number of holders of record of the common stock at that date was thirty. All of the issued and outstanding shares of the our common A stock were issued in accordance with the exemption from registration under Section 4(2) of the Securities Act, in that these were private offerings to individuals who were sophisticated investors and received all pertinent information relative to this investment.

THE SECURITIES ENFORCEMENT AND PENNY STOCK REFORM ACT OF 1990

The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure and documentation related to the market for penny stock and for trades in any stock defined as a penny stock. Unless we can acquire substantial assets and trade at over $5.00 per share on the bid, it is more likely than not that our securities, for some period of time, would be defined under that Act as a "penny stock." As a result, those who trade in our securities may be required to provide additional information related to their fitness to trade our shares. Also, there is the requirement of a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market.

Further, a broker-dealer must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. These requirements present a substantial burden on any person or brokerage firm who plans to trade our securities and would thereby make it unlikely that any liquid trading market would ever result in our securities while the provisions of this Act might be applicable to those securities.

BLUE SKY COMPLIANCE

The trading of penny stock companies may be restricted by the securities laws, called "Blue Sky" laws, of the several states. Management is aware that a number of states currently prohibit the unrestricted trading of penny stock companies, absent the availability of exemptions, which are in the discretion of the states' securities administrators. The effect of these states' laws would be to limit the trading market, if any, for our shares and to make resale of shares acquired by investors more difficult.

TRANSFER AGENT

We have appointed Corporate Stock Transfer, 3200 Cherry Creek Drive, Suite 430, Denver, Colorado 80209 as our transfer agent. Their phone number is (303) 282-4800.

REPORTS TO SHAREHOLDERS

We intend to furnish annual reports to shareholders which will include financial statements reported on by our certified public accountants.

DIVIDENDS

No dividends has been declared or paid by us since inception and none is contemplated at any time in the foreseeable future.

TERMS OF THE OFFERING

We are offering the right to subscribe at $0.25 per share for a minimum of 200,000 shares to a maximum of 1,000,000 shares on a "best efforts" basis through certain of our officers and directors for a period of 120 days from the date of this offering circular (which we may extend an additional 90 days at our discretion). Pending sale of the 200,000 shares minimum, all proceeds will be held in escrow by the Escrow Agent for this offering. The Escrow Agent is Community Banks of Colorado, 5690 DTC Boulevard, Suite 450, Greenwood Village, Colorado 80111 (720) 529-3300.

As of the date of this offering circular, no broker has been retained by us in connection with our proposed sale of securities. In the event a broker that we retain a broker-dealer, we will file an amendment to our offering statement with the SEC.

METHOD OF SUBSCRIBING

Persons may subscribe by filling in and signing the Subscription Agreement and delivering it, prior to the expiration date (as defined below), to us. The subscription price of $0.25 per Share must be paid in cash or by check, bank draft or postal or express money order payable in United States dollars to the order of escrow agent, for deposit into an account to be titled MIDWEST SPORTS COLLECTIBLES, INC.-COMMUNITY BANKS OF COLORADO, ESCROW AGENT." Certificates for the shares subscribed will be issued as soon as practicable after subscriptions have been accepted (but not prior to receipt of subscriptions for a minimum of 200,000 Shares and the release of the proceeds therefrom from the special account).

PRICING THE OFFERING

There is no public market for our common shares, and there is no assurance that a market will develop following the offering. We determined the offering price arbitrarily, without any regard for our financial condition, assets, lack of earnings or net worth, net tangible book value, limited operating history, the general condition of the securities markets or any other traditional criterion of value. Accordingly, the offering price in this offering should not be considered an indication of our actual value.

EXPIRATION DATE

The subscription offer will expire 120 days from the date of this offering circular (or 270 days from the date of this Offering circular, if extended by us), or on such earlier date, after the acceptance of the subscriptions for the maximum of 1,000,000 shares ("Expiration Date").

RIGHT TO REJECT

We reserve the right to reject any subscription in its sole discretion for any reason whatsoever and to withdraw this offering at any time prior to acceptance by us of the subscriptions received.

LEGAL OPINIONS

Legal matters in connection with this offering will be passed upon for the Company by David Wagner & Associates, P.C., #1500, 8400 East Prentice Avenue., Greenwood Village, Colorado 80111.

EXPERTS

The financial statements included herein and in the offering circular have been examined by Cordovano and Honeck, P.C., Certified Public Accountants, 201 Steele Street, Suite 300, Denver, Colorado 80206, as set forth in their report thereon, have been included in reliance on such report given upon the authority of that firm as experts in accounting and auditing.

LITIGATION

No material legal proceedings to which we (or any of our officers or directors in their capacities as such) is party or to which our property is subject is pending and no such material proceeding is known by our management to be contemplated.

ADDITIONAL INFORMATION

We will file reports and other information with the SEC, and these reports may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, NW., Judiciary Plaza, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC0330. Copies of such material may be obtained from the Public Reference Section of the SEC's Washington, D.C. office at prescribed rates. We have filed a offering statement on Form 1-A, of which this offering circular is a part, with the SEC. This offering statement or any part thereof may also be inspected and copied at the public reference facilities of the SEC.

No person is authorized to give any information or to make any representation other than those contained in this offering circular, and if given or made such information or representation must not be relied upon as having been authorized. This offering circular does not constitute an offer to sell or a solicitation of an offer to buy any security other than the Shares offered by this offering circular or an offer to sell or a solicitation of an offer to buy the Shares in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the de livery of this offering circular nor any sale made here under shall under any circumstance create any implication that there has been no change in the affairs of the Company since the date hereof or that the information herein is correct as of any time subsequent to its date. The Company has undertaken to file post-effective offering circular-covering material changes or events which occur during the offering period or any extension thereof.

1,000,000 Shares

Offering Price,

$.25 per Share

TABLE OF CONTENTS

ITEM PAGE
Offering Circular Summary
Risk Factors
Use of Proceeds
Dilution .
Capitalization
Our Business ....
Management
Principal Shareholders.....................................
Certain Transactions ....
Description of Our Securities.............................
Market for Common Equity and Related Shareholder Matters..
Terms of the Offering ....
Legal Opinions ....
Experts
Litigation
Additional Information
Index to Financial Statements ....

OFFERING CIRCULAR

DATE

PART F/S

MIDWEST SPORTS COLLECTIBLES, INC.
(A Development Stage Company)
Index to Financial Statements

	Page
Report of Independent Auditors	F-2
Balance Sheets at March 31, 2004 and December 31, 2003	F-3
Statements of Operations for the three months ended March 31, 2003, from October 2, 2003 (inception) through December 31, 2003, and from October 2, 2003 (inception) through March 31, 2004	F-4
Statement of Changes in Shareholders' Equity for the period from October 2, 2003 (inception) through March 31, 2004	F-5
Statements of Cash Flows for the three months ended March 31, 2003, from October 2, 2003 (inception) through December 31, 2003, and from October 2, 2003 (inception) through March 31, 2004	F-6
Notes to Financial Statements	F-7

Report of Independent Auditors

The Board of Directors and Shareholders
Midwest Sports Collectibles, Inc.:

We have audited the accompanying balance sheet of Midwest Sports Collectibles, Inc. (a development stage company) as of March 31, 2004 and December 31, 2003, and the related statements of operations, changes in shareholders' equity, and cash flows for the three months ended March 31, 2004, the period from October 2, 2003 (inception) through December 31, 2003, and the period from October 2, 2003 (inception) through March 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Midwest Sports Collectibles, Inc. as of March 31, 2004 and December 31, 2003, and the results of its operations and its cash flows for the three months ended March 31, 2004, the period from October 2, 2003 (inception) through December 31, 2003, and the period from October 2, 2003 (inception) through March 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered operating losses since inception, which raises a substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Cordovano and Honeck, P.C.

Cordovano and Honeck, P.C.
Denver, Colorado
April 7, 2004

MIDWEST SPORTS COLLECTIBLES, INC.
(A Development Stage Company)
Balance Sheets

	March 31, 2004	December 31, 2003
Assets		
Cash	$ 7,841	$ 20,949
Inventory, at cost	7,199	—
Deferred offering costs (Note 1)	7,250	2,500
	$ 22,290	$ 23,449
Liabilities and Shareholders' Equity		
Accounts payable	$ —	$ 1,101
Accrued liabilities	2,250	1,500
Total liabilities	2,250	2,601
Shareholders' equity (Notes 2 and 3):		
Common stock, $.0001 par value; 100,000,000 shares authorized, 8,100,000 and 8,100,000 shares issued and outstanding, respectively	810	810
Additional paid-in capital	47,190	45,690
Deficit accumulated during development stage	(27,960)	(25,652)
Total shareholders' equity	20,040	20,848
	$ 22,290	$ 23,449

See accompanying notes to financial statements

MIDWEST SPORTS COLLECTIBLES, INC.
(A Development Stage Company)
Statements of Operations

	Three Months Ended March 31, 2004	October 2, 2003 (Inception) Through December 31, 2003	October 2, 2003 (Inception) Through March 31, 2004
Operating expenses:			
Stock-based compensation (Note 3):			
Business planning and consulting	$ —	$ 19,000	$ 19,000
Contributed services (Note 2)	1,200	1,200	2,400
Contributed rent (Note 2)	300	300	600
Other general and administrative expenses	808	5,152	5,960
Loss before income taxes	(2,308)	(25,652)	(27,960)
Income tax provision (Note 4)	—	—	—
Net loss	$ (2,308)	$ (25,652)	$ (27,960)
Basic and diluted loss per share	$ (0.00)	$ (0.00)	
Weighted average number of common shares outstanding	8,100,000	8,100,000	

See accompanying notes to financial statements

MIDWEST SPORTS COLLECTIBLES, INC.
(A Development Stage Company)
Statement of Changes in Shareholders' Equity

	Common Stock		Additional Paid-In Capital	Deficit Accumulated During Development Stage	Total
	Shares	Par Value			
Balance, October 2, 2003 (inception)	—	$ —	$ —	$ —	$ —
November 2003, common stock sold to an officer/director ($.005/share) (Note 2)	4,000,000	400	19,600	—	20,000
December 2003, common stock sold to an officer/director ($.05/share) (Note 2)	100,000	10	4,990	—	5,000
December 2003, common stock sold to a consultant ($.00025/share) (Note 3)	4,000,000	400	600	—	1,000
December 2003, stock-based compensation recorded on stock issued to consultant at discount (Note 3)	—	—	19,000	—	19,000
Services and office space contributed by an officer/director (Note 2)	—	—	1,500	—	1,500
Net loss	—	—	—	(25,652)	(25,652)
Balance, December 31, 2003	8,100,000	810	45,690	(25,652)	20,848
Services and office space contributed by an officer/director (Note 2)	—	—	1,500	—	1,500
Net loss	—	—	—	(2,308)	(2,308)
Balance, March 31, 2004	8,100,000	$ 810	$ 47,190	$ (27,960)	$ 20,040

See accompanying notes to financial statements

MIDWEST SPORTS COLLECTIBLES, INC.
(A Development Stage Company)
Statements of Cash Flows

	Three Months Ended March 31, 2004	October 2, 2003 (Inception) Through December 31, 2003	October 2, 2003 (Inception) Through March 31, 2004
Cash flows from operating activities:			
Net loss	$ (2,308)	$ (25,652)	$ (27,960)
Adjustments to reconcile net loss to net cash used in operating activities:			
Stock-based compensation (Note 3)	—	19,000	19,000
Services and office space contributed by an officer/director (Note 2)	1,500	1,500	3,000
Changes in operating assets and liabilities:			
Inventory	(7,199)	—	(7,199)
Accounts payable and accrued liabilities	(351)	2,601	2,250
Net cash used in operating activities	(8,358)	(2,551)	(10,909)
Cash flows from financing activities:			
Proceeds from sale of common stock	—	26,000	26,000
Deferred offering costs	(4,750)	(2,500)	(7,250)
Net cash provided by financing activities	(4,750)	23,500	18,750
Net change in cash	(13,108)	20,949	7,841
Cash, beginning of period	20,949	—	—
Cash, end of period	$ 7,841	$ 20,949	$ 7,841
Supplemental disclosure of cash flow information:			
Income taxes	$ —	$ —	$ —
Interest	$ —	$ —	$ —

See accompanying notes to financial statements

MIDWEST SPORTS COLLECTIBLES, INC.
(A Development Stage Company)
Notes to Financial Statements

(1) Nature of Organization and Summary of Significant Accounting Policies

Nature of Organization

Midwest Sports Collectibles, Inc. (referenced as "we", "us", "our" in the accompanying notes) was incorporated in the State of Illinois on October 2, 2003. We were organized to engage in the business of buying and selling sports and non-sports collectibles. We intend to purchase our inventory from private individuals, through public auctions, and at estate sales. We expect our sales to be made through live and Internet auctions and to private individuals. We do not plan to have a physical retail store location. We have not earned any revenue for the period from inception through March 31, 2004.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements, the Company has suffered losses since inception. This factor, among others, may indicate that the Company will be unable to continue as a going concern.

In 2004, we plan to sell common stock to raise capital to acquire inventory and commence revenue-producing operations. In the longer term, we plan to expand our inventory and operations and eventually become profitable. There is no assurance that we will be successful in raising the capital required to develop our operations or that we will attain profitability.

The financial statements do not include any adjustments relating to the recoverability and classification of assets and/or liabilities that might be necessary should we be unable to continue as a going concern. Our continuation as a going concern is dependent upon our ability to meet our obligations on a timely basis, and, ultimately to attain profitability.

Development Stage Company

We are in the development stage in accordance with the Financial Accounting Standards Board's Statements of Financial Accounting Standards ("SFAS") No. 7 *Accounting and Reporting by Development Stage Enterprises*.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles permits management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

We consider all highly liquid securities with original maturities of three months or less when acquired, to be cash equivalents. We had no cash equivalents at March 31, 2004 and December 31, 2003.

Inventory

Inventories, consisting of sports collectibles, are stated at the lower of cost (using the specific identification method) or market.

Deferred Offering Costs

We have incurred legal and accounting fees related to the preparation of our public stock offering. Such costs are initially deferred until the offering is completed, at which time they are recorded as a reduction of gross proceeds from the offering, or expensed to operations if the offering is unsuccessful.

Financial Instruments

Our financial instruments consist of cash, accounts payable and accrued liabilities. At December 31, 2003, the fair value of our financial instruments approximate fair value due to the short-term maturity of the instruments.

Income Taxes

We account for income taxes under the provisions of SFAS No. 109, *Accounting for Income Taxes* (SFAS 109). SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Year-end

Our year-end is December 31.

(2) Related Party Transactions

In November 2003, our Board of Directors approved the payment of $100 per month to our Chief Executive Officer "CEO" (who is also our Board president) for the use of office space. The CEO contributed the use of the office space for the period from October 2, 2003 (inception) through March 31, 2004. The office rent is included in the accompanying financial statements as "contributed rent" with a corresponding credit to "additional paid-in capital".

In November 2003, our Board of Directors approved compensation of $400 per month for our CEO. The CEO contributed his services for the period from October 2, 2003 (inception) through March 31, 2004. The CEO's compensation is included in the accompanying financial statements as "contributed services" with a corresponding credit to "additional paid-in capital".

During November 2003, we sold 4,000,000 shares of our common stock to our CEO for $20,000, or $.005 per share. Our common stock had no quoted market value on the date of the transaction.

During December 2003, we sold 100,000 shares of our common stock to our Board secretary for $5,000, or $.05 per share. Our common stock had no quoted market value on the date of the transaction.

(3) Shareholders' Equity

During December 2003, we sold 4,000,000 shares of our common stock to a consultant for $1,000, or $.00025 per share. Our common stock had no quoted market value on the date of the transaction. Due to the fact that the shares were issued to the consultant at a discount as payment for services, we have recorded stock-based compensation of $19,000 so that the per share value of the stock transaction is equal to the stock sale we made to our CEO, or $.005 per share.

The 4,000,000 shares sold to the consultant were acquired by our CEO in February 2004. Following this private transaction, our CEO owns 8,000,000 of the 8,100,000 common shares outstanding at March 31, 2004.

Public Stock Offering

In 2004, we plan to conduct a public placement offering whereby we will offer to sell a minimum of 200,000 shares and a maximum of 1,000,000 shares of our $.0001 par value common stock for $.25 per share pursuant to an exemption from registration claimed under section 4(2) of the Securities Act of 1933, as amended. The shares will be sold through the Company's officers and directors.

(4) Income Taxes

A reconciliation of the U.S. statutory federal income tax rate to the effective tax rate is as follows:

	March 31, 2004	December 31, 2003
U.S. Federal statutory graduated rate	15.00%	15.00%
State income tax rate, net of federal benefit	6.21%	6.21%
Permanent differences	-13.79%	-4.79%
Net operating loss for which no tax benefit is currently available	-7.42%	-16.42%
	0.00%	0.00%

At March 31, 2004, deferred tax assets consisted of a net tax asset of $1,263, due to operating loss carryforwards of $5,960, which was fully allowed for, in the valuation allowance of $1,263. The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The change in the valuation allowance for the three months ended March 31, 2004 totaled $171. The current tax benefit also totaled $171 for the three months ended March 31, 2004.

At December 31, 2003, deferred tax assets consisted of a net tax asset of $1,092, due to operating loss carryforwards of $5,152, which was fully allowed for, in the valuation allowance of $1,092. The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The change in the valuation allowance for the period ended December 31, 2003 totaled $1,092. The current tax benefit also totaled $1,092 for the period ended December 31, 2003. The net operating loss carryforward expires through the year 2023.

The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the deferred tax asset will be realized. At that time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax assets is no longer impaired and the allowance is no longer required.

Should we undergo an ownership change as defined in Section 382 of the Internal Revenue Code, our net tax operating loss carryforwards generated prior to the ownership change will be subject to an annual limitation, which could reduce or defer the utilization of these losses.

PART III

EXHIBITS

Item 1. Index to Exhibits.

The following is a complete list of Exhibits as part of the Offering statement. Exhibit numbers correspond to the numbers in the Exhibit Table of Item 2 below:

Exhibit No.	
2.0	Articles of Incorporation
2.1	By-Laws
9.0	Form of Escrow Agreement
10.1	Consent of Cordovano and Honeck, P.C., Independent Certified Public Accountants.
10.2	Consent of David Wagner & Associates, P.C. (Included in Exhibit 11.0).
11.0	Opinion of Counsel, David Wagner & Associates, P.C.

Item 2. Description of Exhibits.

2.0	Articles of Incorporation
2.1	By-Laws
9.0	Form of Escrow Agreement
10.1	Consent of Cordovano and Honeck, P.C., Independent Certified Public Accountants.
10.2	Consent of David Wagner & Associates, P.C. (Included in Exhibit 11.0).
11.0	Opinion of Counsel, David Wagner & Associates, P.C.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buffalo Grove, State of Illinois, on the 15th day of April, 2004.

MIDWEST SPORTS COLLECTIBLES, INC.

By: ------------------------------------
JOHN T. QUINLAN
President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
JOHN T. QUINLAN	Chief Executive and Financial Officer, President and Director	4/15, 2004
JOSEPH A. MERKEL	Secretary and Director	4/15, 2004

EXHIBITS

Exhibit No.	
2.0	Articles of Incorporation
2.1	By-Laws
9.0	Form of Escrow Agreement
10.1	Consent of Cordovano and Honeck, P.C., Independent Certified Public Accountants.
10.2	Consent of David Wagner & Associates, P.C. (Included in Exhibit 11.0).
11.0	Opinion of Counsel, David Wagner & Associates, P.C.

Form **BCA-2.10** | **ARTICLES OF INCORPORATION** | 63132-395-1

(Rev. Jan. 2003)

Jesse White
Secretary of State
Department of Business Services
Springfield, IL 62756
http://www.cyberdriveillinois.com

Payment must be made by certified check, cashier's check, Illinois attorney's check, Illinois C.P.A's check or money order, payable to "Secretary of State."

This space for use by Secretary of State

FILED
OCT 02 2003
JESSE WHITE
SECRETARY OF STATE

SUBMIT IN DUPLICATE!

This space for use by Secretary of State

Date 10-2-03
Franchise Tax $ 25.00
Filing Fee $ 75.00
Approved: $ 100.00

1. CORPORATE NAME: MIDWEST SPORTS COLLECTIBLES, INC.

(The corporate name must contain the word "corporation", "company," "incorporated," "limited" or an abbreviation thereof.)

2. Initial Registered Agent: JOHN T. QUINLAN
First Name *Middle Initial* *Last name*

Initial Registered Office: 1035 CAMBRIDGE DR.
Number *Street* *Suite #* *(A P.O. BOX ALONE IS NOT ACCEPTABLE)*
BUFFALO GROVE 60089 COOK
City *ZIP Code* *County*

3. Purpose or purposes for which the corporation is organized:
(If not sufficient space to cover this point, add one or more sheets of this size.)

PURCHASE AND SALE OF SPORTS COLLECTIBLES.

4. Paragraph 1: Authorized Shares, Issued Shares and Consideration Received:

Class	Number of Shares Authorized	Number of Shares Proposed to be Issued	Consideration to be Received Therefor
Common A	100,000,000	10,000,000	$ 1000.00
			$

TOTAL = $ 1000.00

Paragraph 2: The preferences, qualifications, limitations, restrictions and special or relative rights in respect of the shares of each class are:
(If not sufficient space to cover this point, add one or more sheets of this size.)

(over)

5. (a) Number of directors constituting the initial board of directors of the corporation: ______
(b) Names and addresses of the persons who are to serve as directors until the first annual meeting of shareholders or until their successors are elected and qualify:

Name	Address	City, State, ZIP

6. OPTIONAL: (a) It is estimated that the value of all property to be owned by the corporation for the following year wherever located will be: $______
(b) It is estimated that the value of the property to be located within the State of Illinois during the following year will be: $______
(c) It is estimated that the gross amount of business that will be transacted by the corporation during the following year will be: $______
(d) It is estimated that the gross amount of business that will be transacted from places of business in the State of Illinois during the following year will be: $______

7. OPTIONAL: *OTHER PROVISIONS*
Attach a separate sheet of this size for any other provision to be included in the Articles of Incorporation, e.g., authorizing preemptive rights, denying cumulative voting, regulating internal affairs, voting majority requirements, fixing a duration other than perpetual, etc.

8. **NAME(S) & ADDRESS(ES) OF INCORPORATOR(S)**

The undersigned incorporator(s) hereby declare(s), under penalties of perjury, that the statements made in the foregoing Articles of Incorporation are true.

Dated AUGUST 19 (Month & Day), 2003 Year

Signature and Name

1. [signature] *Signature*
JOHN T. QUINLAN *(Type or Print Name)*
2. ______ *Signature*
______ *(Type or Print Name)*
3. ______ *Signature*
______ *(Type or Print Name)*

Address

1. 1085 CAMBRIDGE DR. *Street*
BUFFALO GROVE IL. 60089 *City/Town State ZIP Code*
2. ______ *Street*
______ *City/Town State ZIP Code*
3. ______ *Street*
______ *City/Town State ZIP Code*

(Signatures must be in **BLACK INK** on original document. Carbon copy, photocopy or rubber stamp signatures may only be used on conformed copies.)
NOTE: If a corporation acts as incorporator, the name of the corporation and the state of incorporation shall be shown and the execution shall be by a duly authorized corporate officer.

FEE SCHEDULE

- The initial franchise tax is assessed at the rate of 15/100 of 1 percent ($1.50 per $1,000) on the paid-in capital represented in this state, with a minimum of $25.
- The filing fee is $75.
- The **minimum total due** (franchise tax + filing fee) is **$100.**
(Applies when the Consideration to be Received as set forth in Item 4 does not exceed $16,667)
- The Department of Business Services in Springfield will provide assistance in calculating the total fees if necessary.
Illinois Secretary of State Springfield, IL 62756
Department of Business Services Telephone (217) 782-6961

C-162.22

BYLAWS

OF

MIDWEST SPORTS COLLECTIBLES, INC.

As of November 15, 2003

ARTICLE I

Offices

The principal office of the Corporation shall be located at such places within or without the State of Illinois as the Board of Directors may from time to time establish.

ARTICLE II

Registered Office and Agent

The registered office of the Corporation in Illinois shall be located at 1085 Cambridge Drive, Buffalo Grove, Illinois 60089 and the registered agent shall be John T. Quinlan. The Board of Directors may, by appropriate resolution from time to time, change the registered office and/or agent.

ARTICLE III

Meetings of Stockholders

Section 1. *Annual Meetings.* The annual meeting of the Stockholders for the election of Directors and for the transaction of such other business as may properly come before such meeting shall be held at such time and date as the Board of Directors shall designate from time to time by resolution duly adopted.

Section 2. Special Meetings. A special meeting of the Stockholders may be called at any time by the President or the Board of Directors, and shall be called by the President upon the written request of Stockholders of record holding in the aggregate twenty per cent (20%) or more of the outstanding shares of stock of the Corporation entitled to vote, such written request to state the purpose or purposes of the meeting and to be delivered to the President.

Section 3. Place of Meetings. All meetings of the Stockholders shall be held at the principal office of the Corporation or at such other place, within or without the State of Illinois, as shall be determined from time to time by the Board of Directors or the Stockholders of the Corporation.

Section 4. Change in Time or Place of Meetings. The time and place specified in this Article III for annual meetings shall not be changed within thirty (30) days next before the day on which such meeting is to be held. A notice of any such change shall be given to each Stockholder at least twenty (20) days before the meeting, in person or by letter mailed to his last known post office address.

Section 5. Notice of Meetings. Written notice, stating the place, day and hour of the meeting, and in the case of a special meeting, the purposes for which the meeting is called, shall be given by or under the direction of the President or Secretary at least ten (10) days but not more than fifty (50) days before the date fixed for such meeting; except that if the number of the authorized shares of the Corporation are to be increased, at least thirty (30) days' notice shall be given. Notice shall be given to each Stockholder entitled to vote at such meeting, of record at the close of business on the day fixed by the Board of Directors as a record date for the determination of the Stockholders entitled to vote at such meeting, or if no such date has been fixed, of record at the close of business on the day next preceding the day on which notice is given. Notice shall be in writing and shall be delivered to each Stockholder in person or sent by United States Mail, postage prepaid, addressed as set forth on the books of the Corporation. A waiver of such notice, in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent to such notice. Except as otherwise required by statute, notice of any adjourned meeting of the Stockholders shall not be required.

Section 6. Quorum. Except as may otherwise be required by statute, the presence at any meeting, in person or by proxy, of the holders of record of at least one-third of the shares then issued and outstanding and entitled to vote shall be necessary and sufficient to constitute a quorum for the transaction of business. In the absence of a quorum, a majority in interest of the Stockholders entitled to vote, present in person or by proxy at such meeting, or, if no Stockholder entitled to vote is present in person or by proxy at such meeting, any Officer entitled to preside or act as secretary of such meeting, may adjourn the meeting from time to time for a period not exceeding sixty (60) days in any one case. At any such adjourned meeting at which a quorum may be present, any business may be transacted which might have been transacted at the meeting as originally called. The Stockholders present at a duly organized meeting may continue to do business until adjournment, notwithstanding the withdrawal of enough Stockholders to leave less than a quorum.

Section 7. Voting. Except as may otherwise be provided by statute or these Bylaws, each Stockholder shall at every meeting of the Stockholders be entitled to one (1) vote, in person or by proxy, for each share of the voting capital stock held by such Stockholder. However, no proxy shall be voted on after eleven (11) months from its date, unless the proxy provides for a longer period. At all meetings of the Stockholders, except as may otherwise be required by statute, the Articles of Incorporation of this Corporation, or these Bylaws, if a quorum is present, the affirmative vote of the majority of the quorum represented at the meeting in person or by proxy entitled to vote on the subject matter shall be the act of the Stockholders.

Persons holding stock in a fiduciary capacity shall be entitled to vote the shares so held, and persons whose stock is pledged shall be entitled to vote, unless in the transfer by the pledgor on the books of the Corporation he shall have expressly empowered the pledgee to vote thereon, in which case only the pledgee or his proxy may represent said stock and vote thereon.

Shares of the capital stock of the Corporation belonging to the Corporation shall not be voted directly or indirectly.

Section 8. Consent of Stockholders in Lieu of Meeting. Whenever the vote of Stockholders at a meeting thereof is required or permitted to be taken in connection with any corporate action, by any provision of statute, these Bylaws, or the Articles of Incorporation, the meeting and vote of Stockholders may be dispensed with if all the Stockholders who would have been entitled to vote upon the action if such meeting were held shall consent in writing to such corporate action being taken.

Section 9. Telephonic Meeting. Any meeting held under this Article III may be held by telephone, in accordance with the provisions of the Illinois Complied Statutes.

Section 10. List of Stockholders Entitled to Vote. The Officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten (10) days before every annual meeting, a complete list of the Stockholders entitled to vote at such meeting, arranged in alphabetical order and showing the address of each Stockholder and the number of shares registered in the name of each Stockholder. Such list shall be open to the examination of any Stockholder during ordinary business hours, for a period of at least ten (10) days prior to election, either at a place within the city, town or village where the election is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where said meeting is to be held. The list shall be produced and kept at the time and place of election during the whole time thereof and be subject to the inspection of any Stockholder who may be present.

ARTICLE IV

Board of Directors

Section 1. General Powers. The business and affairs of the Corporation shall be managed by the Board of Directors, except as otherwise provided by statute, the Articles of Incorporation of the Corporation, or these Bylaws.

Section 2. Number and Qualifications. The Board of Directors shall consist of at least two (2) members, and not more than seven (7) members, as shall be designated by the Board of Directors from time to time, and in the absence of such designation, the Board of Directors shall consist of two (2) members. This number may be changed from time to time by resolution of the Board of Directors. However, no such change shall have the effect of reducing the number of members below two (2). Directors need not be residents of the State of Illinois or Stockholders of the Corporation. Directors shall be natural persons of the age of eighteen (18) years or older.

Section 3. Election and Term of Office. Members of the initial Board of Directors of the Corporation shall hold office until the first annual meeting of Stockholders. At the first annual meeting of Stockholders, and at each annual meeting thereafter, the Stockholders shall elect Directors to hold office until the next succeeding annual meeting. Each Director shall hold office until his successor is duly elected and qualified, unless sooner displaced. Election of Directors need not be by ballot.

Section 4. Compensation. The Board of Directors may provide by resolution that the Corporation shall allow a fixed sum and reimbursement of expenses for attendance at meetings of the Board of Directors and for other services rendered on behalf of the Corporation. Any Director of the Corporation may also serve the Corporation in any other capacity, and receive compensation therefor in any form, as the same may be determined by the Board in accordance with these Bylaws.

Section 5. Removals and Resignations. Except as may otherwise be provided by statute, the Stockholders may, at any special meeting called for the purpose, by a vote of the holders of the majority of the shares then entitled to vote at an election of Directors, remove any or all Directors from office, with or without cause.

A Director may resign at any time by giving written notice to the Board of Directors, the President or the Secretary of the Corporation. The resignation shall take effect immediately upon the receipt of the notice, or at any later period of time specified therein. The acceptance of such resignation shall not be necessary to make it effective, unless the resignation requires acceptance for it to be effective.

Section 6. Vacancies. Any vacancy occurring in the office of a Director, whether by reason of an increase in the number of directorships or otherwise, may be filled by a majority of the Directors then in office, though less than a quorum. A Director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office, unless sooner displaced.

When one or more Directors resign from the Board, effective at a future date, a majority of the Directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective. Each Director so chosen shall hold office as herein provided in the filling of other vacancies.

Section 7. Executive Committee. By resolution adopted by a majority of the Board of Directors, the Board may designate one or more committees, including an Executive Committee, each consisting of one (1) or more Directors. The Board of Directors may designate one (1) or more Directors as alternate members of any such committee, who may replace any absent or disqualified member at any meeting of such committee. Any such committee, to the extent provided in the resolution and except as may otherwise be provided by statute, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers which may require the same. The designation of such committee and the delegation thereto of authority shall not operate to relieve the Board of Directors, or any member thereof, of any responsibility imposed upon it or him by law. If there be more than two (2) members on such committee, a majority of any such committee may determine its action and may fix the time and place of its meetings, unless provided otherwise by the Board. If there be only two (2) members, unanimity of action shall be required. Committee action may be by way of a written consent signed by all committee members. The Board shall have the power at any time to fill vacancies on committees, to discharge or abolish any such committee, and to change the size of any such committee.

Except as otherwise prescribed by the Board of Directors, each committee may adopt such rules and regulations governing its proceedings, quorum, and manner of acting as it shall deem proper and desirable.

Each such committee shall keep a written record of its acts and proceedings and shall submit such record to the Board of Directors. Failure to submit such record, or failure of the Board to approve any action indicated therein will not, however, invalidate such action to the extent it has been carried out by the Corporation prior to the time the record of such action was, or should have been, submitted to the Board of Directors as herein provided.

ARTICLE V

Meetings of Board of Directors

Section 1. *Annual Meetings.* The Board of Directors shall meet each year immediately after the annual meeting of the Stockholders for the purpose of organization, election of Officers, and consideration of any other business that may properly be brought before the meeting. No notice of any kind to either old or new members of the Board of Directors for such annual meeting shall be necessary.

Section 2. *Regular Meetings.* The Board of Directors from time to time may provide by resolution for the holding of regular meetings and fix the time and place of such meetings. Regular meetings may be held within or without the State of Illinois. The Board need not give notice of regular meetings provided that the Board promptly sends notice of any change in the time or place of such meetings to each Director not present at the meeting at which such change was made.

Section 3. Special Meetings. The Board may hold special meetings of the Board of Directors at any place, either within or without the State of Illinois, at any time when called by the President, or two or more Directors. Notice of the time and place thereof shall be given to and received by each Director at least three (3) days before the meeting. A waiver of such notice in writing, signed by the person or persons entitled to said notice, either before or after the time stated therein, shall be deemed equivalent to such notice. Notice of any adjourned special meeting of the Board of Directors need not given.

Section 4. Quorum. The presence, at any meeting, of a majority of the total number of Directors shall be necessary and sufficient to constitute a quorum for the transaction of business. Except as otherwise required by statute, the act of a majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors; however, if only two (2) Directors are present, unanimity of action shall be required. In the absence of a quorum, a majority of the Directors present at the time and place of any meeting may adjourn such meeting from time to time until a quorum is present.

Section 5. Consent of Directors in Lieu of Meeting. Unless otherwise restricted by statute, the Board may take any action required or permitted to be taken at any meeting of the Board of Directors without a meeting, if a written consent thereto is signed by all members of the Board, and such written consent is filed with the minutes of proceedings of the Board.

Section 6. Telephonic Meeting. Any meeting held under this Article V may be held by telephone, in accordance with the provisions of the Illinois Complied Statutes.

Section 7. Attendance Constitutes Waiver. Attendance of a Director at a meeting constitutes a waiver of any notice to which the Director may otherwise have been entitled, except where a Director attends a meeting for the express purpose of objecting the transaction of any business because the meeting is not lawfully called or convened.

ARTICLE VI

Officers

Section 1. Number. The Corporation shall have a President, one or more Vice Presidents as the Board may from time to time elect, a Secretary and a Treasurer, and such other Officers and Agents as may be deemed necessary. One person may hold any two offices. The Corporation may also have a Chairman of the Board. In the absence of the designation of a Chairman of the Board, the President will perform the Chairman's functions.

Section 2. Election, Term of Office, and Qualifications. The Board shall choose the Officers specifically designated in Section 1 of this Article VI at the annual meeting of the Board of Directors and such Officers shall hold office until their successors are chosen and qualified, unless sooner displaced. Officers need not be Directors of the Corporation.

Section 3. Subordinate Officers. The Board of Directors, from time to time, may appoint other Officers and Agents, including one or more Assistant Secretaries and one or more Assistant Treasurers, each of whom shall hold office for such period, and each of whom shall have such authority and perform such duties as are provided in these Bylaws or as the Board of Directors from time to time may determine. The Board of Directors may delegate to any Officer or the Chairman of the Board of Directors the power to appoint any such subordinate Officers and Agents and to prescribe their respective authorities and duties.

Section 4. Removals and Resignations. The Board of Directors may, by vote of a majority of their entire number, remove from office any Officer or Agent of the Corporation, appointed by the Board of Directors.

Any Officer may resign at any time by giving written notice to the Board of Directors. The resignation shall take effect immediately upon the receipt of the notice, or any later period of time specified therein. The acceptance of such resignation shall not be necessary to make it effective, unless the resignation requires acceptance for it to be effective.

Section 5. Vacancies. Whenever any vacancy shall occur in any office by death, resignation, removal, or otherwise, it shall be filled for the unexpired portion of the term in the manner prescribed by these Bylaws for the regular election or appointment to such office, at any meeting of Directors.

Section 6. The Chairman of the Board. The Chairman of the Board shall be the Chief Executive Officer of the Corporation and, subject to the direction and under the supervision of the Board of Directors, shall have general charge of all of the affairs of the Corporation. The Chairman shall preside at all meetings of the Stockholders and of the Board of Directors at which he is present.

Section 7. The President. The President shall be the Chief Operating Officer of the Corporation and, subject to the direction and under the supervision of the Board of Directors, shall have general charge of the day-to-day operations and of the property of the Corporation, and shall have control over its Officers, Agents and Employees. The President shall preside at all meetings of the Stockholders and of the Board of Directors at which the Chairman is not present. The President shall do and perform such other duties and may exercise such other powers as these Bylaws or the Board of Directors from time to time may assign to him.

Section 8. The Vice President. At the request of the President or in the event of his absence or disability, the Vice President, or in case there shall be more than one Vice President, the Vice President designated by the President, or in the absence of such designation, the Vice President designated by the Board of Directors, shall perform all the duties of the President, and when so acting, shall have all the powers of, and be subject to all the restrictions upon, the President. Any Vice President shall perform such other duties and may exercise such her powers as from time to time these Bylaws or by the Board of Directors or the President be assign to him.

Section 9. The Secretary. The Secretary shall:

a. record all the proceedings of the meetings of the Corporation and Directors in a book to be kept for that purpose;

b. have charge of the stock ledger (which may, however, be kept by any transfer agent or agents of the Corporation under the direction of the Secretary), an original or duplicate of which shall be kept at the principal office or place of business of the Corporation;

c. see that all notices are duly and properly given;

d. be custodian of the records of the Corporation and the Board of Directors, and of the seal of the Corporation, and see that the seal is affixed to all stock certificates prior to their issuance and to all documents for which the Corporation has authorized execution on its behalf under its seal;

e. see that all books, reports, statements, certificates, and other documents and records required by law to be kept or filed are properly kept or filed;

f. in general, perform all duties and have all powers incident to the office of Secretary, and perform such other duties and have such other powers as these Bylaws, the Board of Directors, the Chairman of the Board of Directors, or the President from time to time may assign to him; and

g. prepare and make, at least ten (10) days before every election of Directors, a complete list of the Stockholders entitled to vote at said election, arranged in alphabetical order.

<u>Section 10</u>. <u>The Treasurer</u>. The Treasurer shall be the Chief Financial Officer of the Corporation and shall:

a. have supervision over the funds, securities, receipts and disbursements of the Corporation;

b. cause all moneys and other valuable effects of the Corporation to be deposited in its name and to its credit, in such depositories as the Board of Directors or, pursuant to authority conferred by the Board of Directors, its designee shall select;

c. cause the funds of the Corporation to be disbursed by checks or drafts upon the authorized depositaries of the Corporation, when such disbursements shall have been duly authorized;

d. cause proper vouchers for all moneys disbursed to be taken and preserved;

e. cause correct books of accounts of all its business and transactions to be kept at the principal office of the Corporation;

f. render an account of the financial condition of the Corporation and of his transactions as Treasurer to the President, the Chairman of the Board of Directors, or the Board of Directors, whenever requested;

g. be empowered to require from the Officers or Agents of the Corporation reports or statements giving such information as he may desire with respect to any and all financial transactions of the Corporation; and

h. in general, perform all duties and have all powers incident to the office of Treasurer and perform such other duties and have such other powers as from time to time may be assigned to him by these Bylaws or by the Chairman of the Board of Directors, the Board of Directors or the President.

Section 11. *Salaries*. The Board of Directors shall from time to time fix the salaries of the Officers of the Corporation. The Board of Directors may delegate to any person the power to fix the salaries or other compensation of any Officers or Agents appointed, in accordance with the provisions of Section 3 of this Article VI. No Officer shall be prevented from receiving such salary by reason of the fact that he is also a Director of the Corporation. Nothing contained in this Bylaw shall be construed so as to obligate the Corporation to pay any Officer a salary, which is within the sole discretion of the Board of Directors.

Section 12. *Surety Bond*. The Board of Directors may in its discretion secure the fidelity of any or all of the Officers of the Corporation by bond or otherwise.

ARTICLE VII

Execution of Instruments

Section 1. *Checks, Drafts, Etc*. The President and the Secretary or Treasurer shall sign all checks, drafts, notes, bonds, bills of exchange and orders for the payment of money of the Corporation, and all assignments or endorsements of stock certificates, registered bonds or other securities, owned by the Corporation, unless otherwise directed by the Board of Directors, or unless otherwise required by law. The Board of Directors may, however, authorize any Officer to sign any of such instruments for and on behalf of the Corporation without necessity of countersignature, and may designate Officers or Employees of the Corporation other than those named above who may, in the name of the Corporation, sign such instruments.

Section 2. *Execution of Instruments Generally*. Subject always to the specific direction of the Board of Directors, the President shall execute all deeds and instruments of indebtedness made by the Corporation and all other written contracts and agreements to which the Corporation shall be a party, in its name, attested by the Secretary. The Secretary, when necessary required, shall affix the corporate seal thereto.

Section 3. *Proxies*. The President and the Secretary or an Assistant Secretary of the Corporation or by any other person or persons duly authorized by the Board of Directors may execute and deliver proxies to vote with respect to shares of stock of other corporations owned by or standing in the name of the Corporation from time to time on behalf of the Corporation.

ARTICLE VIII

Capital Stock

Section 1. *Certificates of Stock.* Every holder of stock in the Corporation shall be entitled to have a certificate, signed in the name of the Corporation by the President and by the Secretary of the Corporation, certifying the number of shares owned by that person in the Corporation. Certificates of stock shall be in such form as shall, in conformity to law, be prescribed from time to time by the Board of Directors.

Section 2. *Transfer of Stock.* Shares of stock of the Corporation shall only be transferred on the books of the Corporation by the holder of record thereof or by his attorney duly authorized in writing, upon surrender to the Corporation of the certificates for such shares endorsed by the appropriate person or persons, with such evidence of the authenticity of such endorsement, transfer, authorization and other matters as the Corporation may reasonably require. Surrendered certificates shall be canceled and shall be attached to their proper stubs in the stock certificate book.

Section 3. *Rights of Corporation with Respect to Registered Owners.* Prior to the surrender to the Corporation of the certificates for shares of stock with a request to record the transfer of such shares, the Corporation may treat the registered owner as the person entitled to receive dividends, to vote, to receive notifications, and otherwise to exercise all the rights and powers of an owner.

Section 4. *Closing Stock Transfer Book.* The Corporation shall not close its Stock Transfer Book for any purpose. In lieu of closing the Stock Transfer Book, the Board of Directors may in advance fix a date, not exceeding fifty (50) days preceding the date of any meeting of Stockholders, for the date for the payment of any dividend, for the date for the allotment of rights, for the date when any change or conversion or exchange of capital stock shall go into effect, or for a date in connection with obtaining such consent, as a record date for the determination of the Stockholders entitled to notice of, and to vote at, any such meeting and any adjournment thereof, or entitled to receive payment of any such dividend, or to any such allotment of rights, or to exercise the rights in respect of any such change, conversion or exchange of capital stock, or to give such consent. In such case such Stockholders of record on the date so fixed, and only such Stockholders shall be entitled to such notice of, and to vote at, such meeting and any adjournment thereof, or to receive payment of such dividend, or to receive such allotment of rights, or to exercise such rights, or to give such consent, as the case may be, notwithstanding any transfer of any stock on the books of the Corporation after any such record date fixed as aforesaid.

Section 5. Lost, Destroyed and Stolen Certificates. The Corporation may issue a new certificate of shares of stock in the place of any certificate theretofore issued and alleged to have been lost, destroyed or stolen. However, the Board of Directors may require the owner of such lost, destroyed or stolen certificate or his legal representative, to: (a) request a new certificate before the Corporation has notice that the shares have been acquired by a bona fide purchaser; (b) furnish an affidavit as to such loss, theft or destruction; (c) file with the Corporation a sufficient indemnity bond; or (d) satisfy such other reasonable requirements, including evidence of such loss, destruction, or theft as may be imposed by the Corporation.

ARTICLE IX
Dividends

Section 1. Sources of Dividends. The Directors of the Corporation, subject to the Illinois Complied Statutes, may declare and pay dividends upon the shares of the capital stock of the Corporation.

Section 2. Reserves. Before the payment of any dividend, the Directors of the Corporation may set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose, and the Directors may abolish any such reserve in the manner in which it was created.

Section 3. Reliance on Corporate Records. A Director in relying in good faith upon the books of account of the Corporation or statements prepared by any of its officials as to the value and amount of the assets, liabilities, and net profits of the Corporation, or any other facts pertinent to the existence and amount of surplus or other funds from which dividends might properly be declared and paid shall be fully protected.

Section 4. Manner of Payment. Dividends may be paid in cash, in property, or in shares of the capital stock of the Corporation.

ARTICLE X

Seal and Fiscal Year

Section 1. Seal. The corporate seal, subject to alteration by the Board of Directors, shall be in the form of a circle, shall bear the name of the Corporation, and shall indicate its formation under the laws of the State of Illinois and the year of incorporation. Such seal may be used by causing it or a facsimile thereof to be impressed, affixed, or otherwise reproduced.

Section 2. Fiscal Year. The fiscal year of the Corporation shall be January 1 through December 31 of each year.

ARTICLE XI

Amendments

Except as may otherwise be provided herein, a majority vote of the whole Board of Directors at any meeting of the Board shall be sufficient to amend or repeal these Bylaws.

ARTICLE XII

Indemnification of Officers and Directors

Section 1. Exculpation. To the fullest extent permitted under Chapter 805 of the Illinois Compiled Statutes as may be in effect from time to time, no Director or Officer of the Corporation shall be liable for the acts, defaults, or omissions of any other Director or Officer, or for any loss sustained by the Corporation.

Section 2. Indemnification. Each Director and Officer of the Corporation and each person who shall serve at the Corporation's request as a director or officer of another corporation in which the Corporation owns shares of capital stock or of which it is a creditor shall be indemnified by the Corporation against all reasonable costs, expenses and liabilities (including reasonable attorneys' fees) actually and necessarily incurred by or imposed upon him in connection with, or resulting from any claim, action, suit, proceeding, investigation, or inquiry of whatever nature in which he may be involved as a party or otherwise by reason of his being or having been a Director or Officer of the Corporation or such director or officer of such other corporation, whether or not he continues to be a Director or Officer of the Corporation or a director or officer of such other corporation, at the time of the incurring or imposition of such costs, expenses or liabilities, except in relation to matters as to which he shall be finally adjudged in such action, suit, proceeding, investigation, or inquiry to be liable for willful misconduct, willful neglect, or gross negligence toward or on behalf of the Corporation in the performance of his duties as such Director or Officer of the Corporation or as such director or officer of such other corporation. As to whether or not a Director or Officer was liable by reason of willful misconduct, willful neglect, or gross negligence toward or on behalf of the Corporation in the performance of his duties as such Director or Officer of the Corporation or as such director or officer of such other corporation, in the absence of such final adjudication of the existence of such liability, the Board of Directors and each Director and Officer may conclusively rely upon an opinion of independent legal counsel selected by or in the manner designated by the Board of Directors. The foregoing right to indemnification shall be in addition to and not in limitation of all other rights which such person may be entitled as a matter of law, and shall inure to the benefit of the legal representatives of such person.

Section 3. *Liability Insurance*. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation or who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, association, or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not he is indemnified against such liability by this Article XII.

MIDWEST SPORTS COLLECTIBLES, INC.

ESCROW AGREEMENT

This Escrow Agreement this "Agreement"), is made and entered into this ______ day of ________, 2004 by and between MIDWEST SPORTS COLLECTIBLES, INC., an Ilinois corporation (the "Issuer") and Community Banks of Colorado (the "Escrow Agent").

W I T N E S S E T H :

WHEREAS, the Issuer intends to raise a minimum of $50,000 and a maximum of $250,000 through the sale of Common Shares of its securities (the "Shares") for cash pursuant to a Offering Circular dated ________, 2004 (the "Offering Circular"); and

WHEREAS, the Issuer is offering the Shares on a "best efforts minimum or none" basis, meaning that no Shares will be sold unless at least $50,000 in principal amount of the Shares have been sold within one hundred twenty (120) days after the effective date of the Issuer's Offering Circular (which period may be extended for an additional ninety (90) days by the Issuer), and

WHEREAS, the Shares are being offered and sold to investors (the "Subscribers") pursuant to a Registration Statement under Regulation A of the Securities Act of 1933 and registration under applicable state securities laws.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, the parties agree as follows:

1. Deposits.

A. The Issuer agrees that it shall, as soon as shall be practicable following receipt thereof, but in no event later than by noon of the next business day following receipt thereof, deliver to the Escrow Agent all cash proceeds from the sale of the Shares in a minimum amount of $50,000 and a maximum amount of $250,000, together with a copy of the subscription agreement therefor from each Subscriber, which shall set forth, among other things, the Subscriber's name and address, Social Security or Tax Identification Number, the number of Shares purchased and the amount paid therefor. All Subscribers' checks will be made payable to the Escrow Agent. The Escrow Agent shall have no responsibility for subscription proceeds not received and collected by it.

All funds and remittances delivered to the Escrow Agent pursuant this Agreement shall be deposited immediately by the Escrow Agent into a separate, non-interest bearing account designated substantially as follows: "MIDWEST SPORTS COLLECTIBLES, INC.-Community Banks of Colorado Escrow Agent" (the "Escrow Account").

2. Rejection of Subscriptions for Shares.

Any subscription for Shares may be rejected in whole or in part by the Issuer. The Issuer will notify the Escrow Agent, in writing, that a subscription has been rejected. Upon the receipt of a notice of rejection or partial rejection, the Escrow Agent shall return to the Subscriber the amount of the subscription that has been rejected by the Issuer, without interest thereon.

3. Disbursement; Termination.

A. Within three (3) business day of receipt of subscriptions and funds aggregating $50,000, the Escrow Agent shall disburse the funds held by it pursuant to this Agreement to the Issuer, in accordance with written instructions from the Company to the Escrow Agent, at which time this Agreement will terminate. At such time as the Escrow Agent shall have made the payment provided for in this subsection 3.a., it shall be completely discharged and released of any and all further liabilities and responsibilities hereunder.

B. This Agreement shall also terminate upon the earlier of (i) the date the Issuer notifies the Escrow Agent that the offering of Shares has been terminated, or (ii) the 121st day after the effective date of the Issuer's Offering Circular unless extended for an additional ninety (90) days upon agreement of the Issuer, unless Escrow Agent holds at least $50,000 pursuant to this Agreement.

C. If this Agreement is terminated pursuant to subsection 3.B., within five (5) business days after the termination, Escrow Agent shall return to each Subscriber the subscription proceeds attributable to him or her hereunder, without interest thereon. All returns and deliveries to a Subscriber hereunder shall be mailed by regular mail to the residential or business address of such Subscriber, as provided to the Escrow Agent pursuant to Section 1, above. With regard to any funds payable to Subscribers of Shares which the Escrow Agent cannot disburse or return to the Subscribers because the address given in the written account is defective or which the Escrow Agent cannot, for any other reason, disburse to the Subscriber, the Escrow Agent shall at its option and sole discretion either: (a) deposit the funds with the Clerk of the District Court of Arapahoe County, State of Colorado or with the Clerk of the United States District Court for the District of Colorado, and interplead the parties hereto, or (b) retain such funds until a valid determination regarding such Subscriber can be made. Upon the Escrow Agent's so depositing such funds and filing its complaint in interpleader under subparagraph (a), the parties herein, for themselves, their heirs, successors and assigns, do hereby appoint the Clerk of the Court as their agent for service of all process in connection with the proceeding mentioned in this paragraph.

D. Any payment to a Subscriber may be made by a check of the Escrow Agent. Each amount paid or payable to each Subscriber pursuant to this subsection 3.C. shall be deemed to be the property of each Subscriber, free and clear of any or all claims of the Company or any of its creditors, and the respective agreements to purchase the Shares made and entered into in the Offering Circular shall thereupon be deemed to be canceled and without any further liability of the Subscribers to pay for the Shares purchased.

E. The Issuer shall make a true copy of this Escrow Agreement available to each Subscriber at no charge.

4. Escrow Agent.

The parties further covenant, warrant and agree that the Escrow Agent:

A. Shall have no duty to collect any proceeds of the offering of the Shares.

B. Undertakes to perform only such duties as are expressly set forth herein and no implied duties or obligations shall be read into this Agreement against the Escrow Agent.

C. May act in reliance upon any writing or instrument or signature which it believes in good faith to be genuine, may assume the validity and accuracy of any statement or assertion contained in such a writing or instrument, and may assume that any person purporting to give any writing, notice, advice, or instructions in connection with the provisions hereof has been duly authorized to do so.

D. Shall not be liable, in any manner, for the validity, sufficiency or correctness, as to form, manner and execution, of any instrument deposited in the Escrow Account or with respect to the identity, authority, or right of any person executing the same, and its duties hereunder shall be limited to the safekeeping of such moneys, instruments or other documents received by it as escrow holder and for the disposition of the same in accordance with the written instrument accepted by it in the Escrow Account.

E. May consult with counsel of its own choice and shall have full and complete authorization and protection for any action taken or suffered by it hereunder in good faith and in accordance with the opinion of such counsel. The Escrow Agent shall otherwise not be liable for any mistake of fact or error of judgment or any acts or omissions of any kind, unless caused by its willful misconduct or gross negligence.

F. May resign upon 30 days written notice to the parties to this Agreement. If a successor Escrow Agent is not appointed within this 30 day period, the Escrow Agent may petition a court of competent jurisdiction to name a successor.

G. May, in the event of doubt as to its duties or liabilities under the provisions of this escrow, in its sole discretion, continue to hold the monies which are the subject to this escrow until all interested persons mutually agree to the disbursement thereof, and may, in its sole discretion, file an action in interpleader to resolve such disagreement. The Escrow Agent shall be indemnified for all costs, including reasonable attorneys, fees, in trial and appellate courts, in connection with the aforesaid interpleader action and shall be fully protected in suspending all or a part of its activities under this Agreement until final judgment in the interpleader action is received.

H. May accept directions hereunder from the Issuer or such other agents of the Issuer whose names and signatures are supplied to the Escrow Agent in a letter executed on behalf of the Issuer.

I. Shall have no obligation to pay interest on any funds so deposited.

J. Except as set forth in Exhibit "A" to this Agreement, Escrow Agent shall not earn a fee for its services hereunder; however, the Escrow Agent shall be reimbursed by the Issuer for normal and routine banking charges incurred in connection with the maintenance of the Escrow Account.

5. Indemnification.

A. The Issuer agrees to absolve, exonerate, hold harmless, indemnify and defend the Escrow Agent from any and all claims, liabilities, losses, actions, suits or proceedings at law or in equity, or any other expense, fees, or charges of any character or nature, including attorneys, fees in trial and appellate courts, and the cost of defending any action, suit or proceeding or of resisting or the settlement of any claim, which it may incur or with which it may be threatened by reason of its acting as Escrow Agent.

B. The Escrow Agent shall be vested with a lien on all property deposited hereunder for indemnification for attorneys, fees, court costs, or any other expense, fees or charges of any character or nature which may be incurred by said Escrow Agent by reason of disputes arising between the makers of this escrow, as to the correct interpretation of this Agreement and instructions given to the Escrow Agent hereunder or otherwise, and shall have the right, regardless of the instructions aforesaid, to hold such property until and unless such additional expenses, fees, and charges shall be fully paid.[

C. This indemnity shall not apply in any cause that arises from the willful misconduct or gross negligence of the Escrow Agent.

D. The Company shall promptly deliver copies to the Escrow Agent of any pleading or request for discovery served on it which might in any way affect the offering of the Shares.

E. This indemnity shall survive the termination of this Agreement.

6. No Property Rights in Escrow Account

During the term of this Agreement, none of the cash deposited in the Escrow Account shall become the property of the Company or any other entity, or be subject to the debts of the Company or any other entity, and, except as expressly provided herein with respect to payments by the Escrow Agent to the Company, the Escrow Agent shall make or permit no disbursement from the Escrow Account. The Escrow Agent shall not be required to make any disbursement until all funds deposited with it have cleared and been finally paid.

7. Offering Circular. The Company shall give the Escrow Agent immediate written notice of the date upon which the Offering Circular is effective and has furnished Escrow Agent with a copy of the Offering Circular.

8. Notices.

All notices and communications hereunder shall be in writing and shall be deemed to be duly given if sent by facsimile transmission, by U.S. Mail, or by private express delivery, to the respective addresses set forth at the end hereof. The Escrow Agent shall be obligated to accept notice only from the following individual, who is authorized to act under this Agreement on behalf of the Issuer: John T. Quinlan.

In the Case of the Company:

MIDWEST SPORTS COLLECTIBLES, INC.
1085 Cambridge Drive
Buffalo Grove, IL 60089
Telephone Number (847) 508-6505
Fax Number

In the Case of the Escrow Agent:

Community Banks of Colorado
Attention: Nancy Shea
5690 D.C. Boulevard, Suite 450
Greenwood Village, Colorado 80111
Telephone Number (720) 529-3300
Fax Number (720) 529-3349

9. Successors and Assigns.

The rights created by this Agreement shall inure to the benefit of and the obligations created hereby shall be binding upon the successors and assigns of the Escrow Agent and the Issuer.

10. Construction.

This Agreement shall be construed and enforced according to the laws of the State of Colorado.

11. Term.

A. This Escrow Agreement shall terminate and the Escrow Agent shall be discharged of all responsibility hereunder at such time as this Agreement is terminated pursuant to paragraphs 3A or 11B of this Agreement.

B. Notwithstanding anything herein to the contrary, upon receipt of written notice from the Issuer that the offering of Shares has been terminated, the Escrow Agent shall return to each Subscriber, the subscription proceeds received and collected from him or her hereunder, without interest thereon, and at such time this Agreement will terminate.

C. In no event shall this Escrow Agreement be in effect for a period beyond that specified in paragraph 3 of this Agreement and, at that time, all sums shall be transferred pursuant to such paragraph 3A.

IN WITNESS WHEREOF, the parties hereto have executed this Escrow Agreement on the day and year first above written.

"Issuer"

MIDWEST SPORTS COLLECTIBLES, INC.

By: ________________________
John T. Quinlan, President

"Escrow Agent"

Community Banks of Colorado

By:______________________ _________
Nancy Shea, Senior Vice President

EXHIBIT "A"

ESCROW FEES

Acceptance Fee: $500, plus $3.00 per returned check.

INDEPENDENT AUDITOR'S CONSENT

Securities and Exchange Commission
Washington, D.C. 20549

We consent to the use in this Registration Statement of Midwest Sports Collectibles, Inc. on Form 1-A, of our report dated April 7, 2004, appearing in the Offering Circular, which is a part of this Registration Statement.

We also consent to the reference to us under the heading "Experts" in the Offering Circular.

Cordovano and Honeck, P.C.

Cordovano and Honeck, P.C.
Denver, Colorado
April 14, 2004

DAVID WAGNER & ASSOCIATES, P.C.
Attorneys and Counsellors at Law
8400 East Prentice Avenue
Penthouse Suite
Greenwood Village, Colorado 80111
Telephone (303) 793-0304
Facsimile (303) 409-7650

April 15, 2004

Board of Directors
MIDWEST SPORTS COLLECTIBLES, INC.
1085 Cambridge Drive
Buffalo Grove, IL 60089

Gentlemen:

We have acted as counsel to MIDWEST SPORTS COLLECTIBLES, INC. (the "Company") in connection with the preparation of a Registration Statement on Form 1-A of which this opinion is a part, to be filed with the Securities and Exchange Commission (the "Commission"), for the sale by the Company of up to 1,000,000 shares of the Company's $0.0001 par value common stock (the "Common Stock").

In connection with rendering our opinion as set forth below, we have reviewed and examined originals or copies of such corporate records and other documents and have satisfied ourselves as to such other matters as we have deemed necessary to enable us to express our opinion hereinafter set forth.

Based upon the foregoing, it is our opinion that the shares of Common Stock being registered by the Company will be, upon issuance, validly issued and fully paid and non-assessable.

We hereby consent to the filing of this opinion as an Exhibit to the Registration Statement and to the reference to this firm under the caption "Legal Matters" in the Prospectus included in the Registration Statement.

Very truly yours,

DAVID WAGNER & ASSOCIATES, P.C.

David Wagner & Associates, P.C.